UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 4, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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This report includes the slides for the presentation to investors and the media release in connection with the 4Q15 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media Release
Credit Suisse announces full-year and 4Q15 results
• Credit Suisse reported Group FY2015 pre-tax loss of CHF 2,422 million and 4Q15 pre-tax loss of CHF 6,441 million, including substantial charges which are not reflective of our underlying business performance: goodwill impairment of CHF 3.8 billion, restructuring costs of CHF 355 million, significant litigation items (FY2015 CHF 821 million; 4Q15 CHF 564 million), Strategic Resolution Unit (SRU) losses (FY2015 CHF 2,510 million; 4Q15 CHF 1,122 million) and Fair Value of Own Debt (FVOD) impact (FY2015 gain of CHF 298 million; 4Q15 loss of CHF 697 million)
• Credit Suisse reported Core pre-tax income for FY2015 of CHF 88 million and a Core pre-tax loss of CHF 5.3 billion for 4Q15, and on an adjusted* basis Core pre-tax income of CHF 4.2 billion for FY2015 and a pre-tax loss of CHF 0.4 billion for 4Q15, consistent with our underlying business performance. We will report quarterly on this same adjusted basis at Group, Core and business level until 2018 to allow investors to monitor our progress in implementing our new strategy
• Positive start to the implementation of the new strategy:
– 4Q15 adjusted* pre-tax income of the three new divisions Asia Pacific (APAC), Swiss Universal Bank (SUB) and the Private Banking business within International Wealth Management (IWM) up 21%, 25% and 4%, respectively, compared to 4Q14
– Strong FY2015 net new asset generation in APAC and SUB of CHF 17.8 billion and CHF 13.8 billion, respectively, with positive net new assets in 4Q15 of CHF 3.0 billion and CHF 1.3 billion, respectively
– Increased mandates penetration from 15% to 26% in SUB and from 23% to 30% in IWM
– Acceleration of cost savings program: 34% of 2018 target actioned by January 31, 2016; CHF 1.2 billion of the targeted CHF 3.5 billion
– Investment Banking & Capital Markets (IBCM) strongest quarter in 4Q15 in terms of announced M&A transactions in the last five years
• Positive performance was offset by challenges in Global Markets (GM) with an adjusted* pre-tax loss of CHF 0.7 billion in 4Q15, and pre-tax income of CHF 1.1 billion for 2015
– Resilient performance in equities despite a slowdown in market activity and difficult macro environment in Latin America in 4Q15
– Negative impact from volatile market conditions and widening credit spreads on a number of legacy positions in fixed income business
• Addressing legacy issues:
– Goodwill impairment, mainly related to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000
– Continued restructuring of fixed income business to further de-risk earnings and reduce fixed cost base
– Continued material litigation related charges
– Reduction of compensation deferral rates to make cost base more flexible
• Look-through CET1 ratio of 11.4%; Look-through CET1 leverage ratio of 3.3%
• Board of Directors proposes cash distribution of CHF 0.70 per share for 2015, with optional scrip alternative

Tidjane Thiam, Chief Executive Officer of Credit Suisse, said: “Since October 21, we have been implementing with discipline our new strategy, with a new organizational structure and the completion of our capital raise, for which we are grateful to our shareholders. Our three new geographic divisions have had a good year delivering profitable growth. APAC, SUB and IWM’s Private Banking business have increased their adjusted* pre-tax income by 21%, 25% and 4%, respectively, compared to 4Q14. FY2015 net new asset generation (NNA) has been strong for APAC and SUB with CHF 17.8 billion and CHF 13.8 billion, respectively, with continued positive NNA in 4Q15 of CHF 3.0 billion and CHF 1.3 billion, respectively.
“This performance was achieved in spite of challenging conditions, particularly in 4Q15. The fourth quarter of 2015 was characterized by volatile market conditions, pressures on market liquidity, a sharp decline in oil prices, widening credit spreads, continued uncertainty linked to asynchronous monetary policies, and large fund redemptions by market participants affecting asset prices.”
“Profitable growth achieved in our geographic divisions highlights the long-term and continued attractiveness of the wealth management opportunity both in emerging and developed economies. Our APAC division delivered record full-year adjusted* pre-tax income and NNA with continued strong net new asset growth in the fourth quarter. The Swiss Universal Bank increased the full-year adjusted* pre-tax income by 4%, with a 25% increase over 4Q14. The Private Banking business within IWM full-year adjusted* pre-tax income increased 6%.”
“IBCM was negatively impacted by a slowdown in client activity as well as some underwriting and corporate bank mark-downs and reported a small adjusted* pre-tax loss for the fourth quarter. We have continued to reposition our IBCM business, which has suffered from under investment in the past, through incremental targeted investments, shifting our model towards advisory and equity underwriting and towards investment grade corporates in order to diversify our revenue base and materially reduce the volatility of our earnings in this attractive, capital light activity. The fourth quarter of 2015 was our best quarter in terms of announced M&A transactions in the last five years: the overall pipeline into 2016 is strong, notwithstanding the challenging market conditions in January.”
“In October, we created a Global Markets (GM) division, bringing together under single management our equities and fixed income businesses. GM is now being managed as a fully integrated platform for our clients across debt and equity products. This presents immediate efficiency and effectiveness opportunities which we are pursuing. Equities had a resilient performance despite the slowdown in market activity and a difficult macro environment in Latin America in 4Q15.”
“In fixed income, GM has a legacy of material positions in segments of the market where spreads increased significantly in the fourth quarter of 2015 and where liquidity diminished. These positions have been reduced aggressively since we announced the new strategy. Nevertheless, some positions were still significant at the end of the fourth quarter resulting in inventory mark-downs. Our focus will be on continuing to make the fixed income business model significantly less volatile and inventory dependent along the lines of our successfully transformed equities business.”
“Given the particularly challenging environment we face, we decided in the fourth quarter to accelerate the implementation of our cost savings program across the bank. We have identified and actioned initiatives that will permanently reduce our fixed cost base, resulting in cost savings of CHF 500 million per annum on a full year run-rate basis. We are implementing a reduction of approximately 4,000 positions (employees, contractors and consultants). Combined with the measures already implemented in the fourth quarter (including the transfer of our US Private Banking) the cost savings actioned by the end of January will represent CHF 1.2 billion per annum, or 34%, of the CHF 3.5 billion of savings targeted by end-2018.”
Regarding our outlook, Tidjane Thiam said: “We continue to believe that wealth management, supported by our investment banking capabilities, remains a uniquely attractive long-term opportunity for our bank, as we are well positioned to create value for our customers, individual and institutional, across our chosen markets. Therefore we will continue to implement our strategy with discipline during the 35 months that now separate us from the objectives we committed to achieving by December 2018.”

“Clearly the environment has deteriorated materially during the fourth quarter of 2015 and it is not clear when some of the current negative trends in financial markets and in the world economy may start to abate.”
“A combination of uncertainties on Chinese growth, the abrupt drop in oil prices, large industry mutual fund redemptions of financial assets, asynchronous policies by leading central banks, lower liquidity, a strong Swiss franc have all contributed to making the fourth quarter of 2015 challenging with lower levels of client activity, lower levels of issuance and material shifts in the prices of some asset classes. In that context, the bank has delivered a resilient performance. ”
“Market conditions in January 2016 have remained challenging and we expect markets to remain volatile throughout the remainder of the first quarter of 2016 as macroeconomic issues persist. We expect to continue to make progress on the key dimensions of our strategy as we continue the restructuring of the bank to position it well for the future, beyond 2016.”

Full-year 2015 Credit Suisse Group highlights
• For the full year 2015, Credit Suisse reported a net loss attributable to shareholders of CHF 2,944 million and a pre-tax loss of CHF 2,422 million. The pre-tax loss reflected:
– A goodwill impairment charge of CHF 3,797 million in 4Q15 as a result of the new strategic direction, structure and organization that was announced in October 2015. The goodwill impairment is predominantly related to the acquisition of Donaldson, Lufkin & Jenrette in 2000 and was recognized across three divisions, relating to our investment banking businesses: GM (CHF 2,661 million), APAC (CHF 756 million) and IBCM (CHF 380 million).
– Restructuring costs of CHF 355 million recognized in 4Q15 across all of the divisions in connection with the implementation of the new strategy.
– Other items, including significant litigation items of CHF 821 million, SRU pre-tax loss of CHF 2,510 million and positive impact from FVOD for CHF 298 million.
• As we progress with the implementation of the new strategy and set out to deliver our 2018 targets as announced on October 21, 2015, it is important to measure the progress achieved in terms of underlying business performance. To achieve this, we are focusing on adjusted* Core results (which exclude the results of the SRU), which are measured excluding goodwill impairment, restructuring expenses, real estate transactions, deconsolidation and business sales, certain significant litigation expenses, SRU activities and the impact of FVOD. We will report quarterly on the same adjusted basis at Group, Core and business level until 2018 to allow investors to monitor our progress in implementing our new strategy, given the material restructuring charges and other impacts which are not reflective of our underlying performance to be borne in the interim period. Tables in the appendix (pages A-1 to A-4) provide the detailed reconciliation between reported and adjusted* results for the Group, Core businesses and the individual divisions.
• Credit Suisse reported Core pre-tax income of CHF 88 million for 2015 compared to CHF 7.2 billion in 2014 and, on an adjusted* basis, delivered Core pre-tax income of CHF 4.2 billion compared to CHF 6.3 billion in 2014. There was good operating performance on an adjusted* basis by APAC, the Private Banking business in IWM and the Swiss Universal Bank with pre-tax income up 27%, 6% and 4%, respectively. This was offset by a decline in adjusted* pre-tax income in GM to CHF 1.1 billion, down from CHF 2.7 billion in 2014, mainly from the adverse impact of volatile market conditions and widening credit spreads on a number of legacy positions in fixed income. IBCM experienced a decline of 17% in net revenues on lower debt and equity underwriting revenues partially offset by higher advisory revenues. Profit at IBCM was also impacted by investments made in 2015 in strategic hires to support our growth plans.
• Core Net New Assets (NNA) were CHF 50.9 billion for 2015, up from CHF 37.5 billion in 2014. This performance was driven by record inflows in APAC of CHF 17.8 billion and a solid performance by SUB of CHF 13.8 billion.
• APAC experienced continued strong growth momentum, with adjusted* pre-tax income above CHF 1.0 billion for the first time, at CHF 1.1 billion for 2015. The business benefited from its balanced geographic mix, with operations in all countries reporting profits. The strong collaboration between Investment Banking and Private Banking continued to withstand market volatility and deliver strong and resilient performance, notably in terms of NNA (at CHF 17.8 billion) and higher lending to ultra-high-net-worth clients, including in 4Q15. The recruitment of relationship managers was stepped up, leading to a net increase of 70 to 590 and we are on track to achieve our goal to have approximately 800 relationship managers by year-end 2018. Higher revenues reflected strong performance from the ultra-high and high-net-worth-individual clients business as well as in fixed income and equity sales and trading and led to an overall increase in revenues by 15%; in parallel, total operating expenses grew 11%, reflecting investments in key hires and platform enhancements.
• SUB reported a solid performance with an adjusted* pre-tax income of CHF 1.6 billion, a 4% increase compared to 2014. SUB had the largest pre-tax profit of the Group, demonstrating again its importance as a reliable and important earnings contributor to the Group. Adjusted* net revenues increased 3% to CHF 5,445 million, reflecting improved loan margins on stable average loan volumes, exceeding the 2% per annum revenue growth ambition outlined at Investor Day. Operating expenses were adversely impacted by higher compensation expenses due to a holiday accrual recalibration. Provision for credit losses increased to CHF 138 million in 2015 remaining close to historical low levels. Both businesses, Private Banking and Corporate & Institutional Banking, contributed to these good results. We recorded strong NNA of CHF 13.8 billion, especially in Corporate & Institutional Banking. In Private Banking, mandate penetration increased from 15% to 26% in 2015 as a result of our new strategy to change the Private Banking model to a more mandate-based model with the introduction of Credit Suisse Invest. We are on track with the planned partial (20-30%) IPO of Credit Suisse (Schweiz) AG by end-2017, market conditions permitting1.
• IWM reported an adjusted* pre-tax profit of CHF 1.0 billion, a 16% decline compared to 2014. This reflects a solid 6% adjusted* pre-tax income growth in Private Banking. Asset Management was affected by lower performance fees as the alternative investment industry saw the worst year since the start of the financial crisis. Asset Management generated NNA of CHF 26.5 billion, reflecting a 9% annualized growth, with over 25% from alternative investments. In Private Banking, we saw stable adjusted revenues in a difficult market environment, with higher net interest income due to growth in loan volumes and higher margin; we continued to increase mandate penetration from 23% at the end of 2014 to 30% at year-end 2015 as a result of the successful introduction of MACS and Credit Suisse Invest. On an adjusted* basis, operating expenses were stable at CHF 2,239 million compared to 2014. The Western Europe business restructuring and the strategic shift to a ‘hub and spokes’ model is well on track. Net asset outflows in Private Banking of CHF 3.0 billion were affected by Western Europe outflows from regularization which is close to finalization. Excluding regularization and other non-recurring effects, net new assets in Private Banking were CHF 2.2 billion. We hired 150 new relationship managers in growth markets and will make further significant investments in our franchise to improve profitability and reach our 2018 pre-tax income target of CHF 2.1 billion.
• IBCM net revenues were CHF 1.8 billion in 2015, a 17% decline compared to 2014, on lower debt and equity underwriting revenues due to volatility in the capital markets that resulted in lower debt and equity issuance. The decline in underwriting revenues was partially offset by higher advisory revenues. Total adjusted* operating expenses increased primarily due to market-based salary increases, investments in strategic hires for the growth plan as well as higher investments in the risk, regulatory and compliance infrastructure. IBCM reported an adjusted* pre-tax income of CHF 49 million in 2015 compared to CHF 508 million in 2014.
• GM reported 2015 revenues of CHF 7.4 billion, a decline of 14% compared to 2014. The decline was due to challenging markets, low levels of client activity and a reduction in issuance activity. Fixed income sales and trading revenues in particular decreased driven by a substantial decline in global credit products revenues, reflecting a significant deterioration in US high yield markets, impacting legacy inventories. Expenses in 2015 increased due to investments in our risk, regulatory and compliance infrastructure. Compensation and benefits increased 3%, reflecting higher salaries and other compensation expenses and the foreign exchange impact of the strengthening of the US dollar against the Swiss franc. In US dollars, compensation and benefits declined 3%, reflecting lower discretionary expenses, lower deferred compensation from prior year awards, more than offsetting the increased current year expense of reducing the deferral rate of current year awards. This was not sufficient to offset the decline in revenues, with GM reporting a CHF 1.1 billion adjusted* pre-tax income for 2015 against CHF 2.7 billion for 2014. Risk weighted assets (RWA) and leverage exposures were reduced to below the stated targets at the end of 2015.
• Given the losses sustained in 2015 and continued uncertainties in our environment, we have been accelerating the pace at which we are restructuring the bank. We have initiated this acceleration and it is resulting in a reduction in workforce of approximately 4,000 positions. Combined with the measures already implemented in 4Q15, the cost savings identified and initiated by end-January will be CHF 1.2 billion per annum, representing 34% of the announced 2018 cost savings target of CHF 3.5 billion. In addition to the cost reduction program, we are continuously looking for ways to lower our break-even point. In that spirit, we reduced overall variable remuneration by 11% in 2015 and look to reduce the impact of past variable remuneration on future years by reducing deferrals of compensation, which will give us more flexibility. The restructuring of GM activities is also continuing as we further reduce fixed income legacy positions and make the franchise less vulnerable to negative developments in the credit markets.
• Capital: In December 2015, Credit Suisse completed its capital increase by way of a private placing and a rights offering, raising a total of approximately CHF 6.0 billion of gross new capital. Strengthening its capital position was an important step forward for the bank that will enable it to make investments in its businesses in line with the new strategy, while remaining mindful of the increasing regulatory requirements and volatility in the financial markets. At the end of 4Q15, Credit Suisse reported a look-through Swiss leverage ratio of 5.2% and a look-through BIS Tier 1 leverage ratio of 4.5%, with a CET1 ratio of 3.3%.
At the end of 4Q15, Credit Suisse’s look-through CET1 ratio stood at 11.4%, up from 10.2% at the end of 3Q15. Going forward we will build a buffer against RWA calibration changes expected in 2018 to 2019, with the intent of operating at a CET1 ratio of approximately 13%.
• Dividend: the Board of Directors will propose to shareholders at the Annual General Meeting on April 29, 2016, a distribution of CHF 0.70 per share out of reserves from capital contributions for FY2015. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
As stated in October 2015 in connection with the announcement of the new strategy, Credit Suisse plans to continue its existing policy of recommending a dividend of CHF 0.70 per share with a scrip alternative until it reaches its 2015–2018 look-through CET1 and leverage ratio targets, and until there is greater clarity on potential regulatory changes and litigation risks. However, the intention is to end the scrip alternative and recommend a move to a full cash dividend no later than 2017. Furthermore, in the longer term, Credit Suisse aims to distribute a minimum of 40% of its operating free capital. The Board of Directors will consider setting a higher payout ratio as appropriate in due course.

4Q15 Credit Suisse Group highlights
• In 4Q15, Credit Suisse reported a net loss attributable to shareholders of CHF 5,828 million and a pre-tax loss of CHF 6,441 million. As already mentioned, these results were driven primarily by a goodwill impairment charge of CHF 3,797 million, restructuring costs of CHF 355 million in connection with the implementation of the new strategy, significant litigation items of CHF 564 million, SRU pre-tax loss of CHF 1,122 million and negative impact from FVOD for CHF 697 million.
• For 4Q15, the Core divisions reported total NNA of CHF 4.4 billion, reflecting solid inflows from SUB’s Corporate & Institutional Banking business, IWM’s Asset Management business and APAC’s Private Banking business. These inflows were partially offset by outflows from IWM’s Private Banking business, partly due to regularization, as well as by outflows from SUB’s Private Banking business.
• In 4Q15, APAC had an adjusted* pre-tax profit of CHF 148 million, an increase of 21% compared to 4Q14. Net revenues in 4Q15 increased 12% to CHF 826 million compared to 4Q14, led by consistent Private Banking performance and an increase in fixed income and equities sales and trading. Operating expenses of CHF 675 million on an adjusted* basis were up 11% reflecting an increase in new hires and growth investments. APAC Private Banking generated strong NNA of CHF 3.0 billion in 4Q15 compared with CHF 1.6 billion in the same period last year. The number of relationship managers increased from 520 as of the end of 2014 to 590 at the end-2015, as hiring was accelerated in 4Q15 as part of our new strategy.
• In 4Q15, SUB had an adjusted* pre-tax income of CHF 336 million, an increase of 25% compared to 4Q14. Adjusted* net revenues increased 8% driven by higher net interest income in both Private Banking and Corporate & Institutional Banking. Credit trends remained strong with only a small increase in credit losses reflecting a limited number of individual cases.
Compared to 4Q14, adjusted* pre-tax income in Private Banking increased 40% to CHF 141 million. Mandates penetration continued to increase from 15% at the end of 2014 to 26% at end-2015. Net asset outflows were CHF 2.9 billion for 4Q15, including CHF 1.1 billion from selected External Asset Manager exits, CHF 0.3 billion outflows related to regularization and CHF 0.3 billion from cash deposit optimization and seasonality.
Corporate & Institutional Banking adjusted* pre-tax income increased 16% to CHF 195 million compared to 4Q14, reflecting higher net interest income on slightly lower average loan volume at higher margins. NNA generation continued to accelerate through 2015 resulting in CHF 4.2 billion in 4Q15, an increase of 17% compared to 4Q14.
• In 4Q15, IWM had adjusted* net revenues of CHF 1,135 million and an adjusted* pre-tax income of CHF 230 million compared to CHF 356 million in 4Q14. 4Q15 adjusted* pre-tax income for IWM Asset Management was CHF 39 million in 4Q15 compared with CHF 173 million in 4Q14. This was due to lower performance fees and carried interest as well as lower asset management fees, following the change in fund management from Hedging-Griffo to Verde Asset Management. IWM Private Banking had a CHF 191 million adjusted* pre-tax income for 4Q15, an increase of 4% compared to 4Q14. Adjusted* revenues were down 2% to CHF 771 million and adjusted* operating expenses down 2% to CHF 588 million compared to 4Q14. IWM Private Banking reported net asset outflows of CHF 4.2 billion for 4Q15, primarily due to regularization outflows, notably in Italy. Excluding the effects of regularization and one-off impacts in the quarter, business driven inflows were CHF 0.2 billion which comprised net inflows in Emerging Markets of CHF 1.2 billion, offset by net outflows of CHF 1 billion in Europe.
• GM in 4Q15 reported net revenues of CHF 1,127 million. Compared to 4Q14, net revenues were significantly lower (down 37%), reflecting challenging operating conditions, particularly in fixed income. The turn in the credit cycle and significant widening of yield spreads resulted in lower client activity and significant mark-to-market losses. Equity sales and trading declined in the quarter reflecting challenging market conditions. 4Q15 adjusted* expenses increased by 27% to CHF 1,786 million reflecting higher compensation expenses, due to the timing of compensation accruals, a lower variable compensation deferral rate, continued investments in our risk, regulatory and compliance infrastructure and higher restructuring, litigation and operational expenses. GM reported an adjusted* pre-tax loss of CHF 658 million.
• IBCM in 4Q15 reported net revenues of CHF 403 million compared to CHF 504 million in 4Q14 and CHF 379 million in 3Q15. Revenues were impacted year on year due to a decline in debt underwriting revenue partially offset by higher advisory revenue. 4Q15 was also impacted by mark-downs in the underwriting and corporate bank portfolios. In 4Q15, IBCM announced advisory volumes up 128%, compared to 4Q14. Adjusted* 4Q15 expenses were 36% higher year on year due to timing of compensation accruals and lower deferral rates applied to variable compensation. IBCM reported an adjusted* pre-tax loss before goodwill and restructuring of CHF 95 million.
Awards
In 2015, Credit Suisse once again received numerous industry awards. Participants in last year’s Euromoney Private Banking Survey voted Credit Suisse the best private bank for Central and Eastern Europe and the Middle East. The Financial Times’ publications Professional Wealth Management Magazine (PWM) and The Banker named Credit Suisse the ‘Best Private Bank in Russia’ and the ‘Best Private Bank in the Middle East’, as well as recognizing it for the ‘Best initiative of the year in client-facing technology’. Credit Suisse won seven awards from Asian Private Banker’s Awards for Distinction 2015. These included Best Private Bank in Asia, Best Private Bank for Australia, Best International Private Bank for Malaysia and Thailand. Credit Suisse was named ‘Best Private Bank Taiwan (Foreign)’ and received the award for ‘Best Next Generation Offering’ at the 7th Private Banker International Greater China Awards that were held in Hong Kong. Credit Suisse Asset Management received a 2015 Private Asset Managers (PAM) UK Award for its Risk Appetite Allocation Strategy in recognition of its innovative and differentiated investment process.
In investment banking, Credit Suisse was recognized for numerous landmark transactions and for its outstanding capabilities throughout 2015, including ‘Best Investment Bank in Switzerland’ (Euromoney), ‘Swiss Franc Bond House of the Year’ (IFR), ‘Best IPO’ (FinanceAsia), ‘Global Structured Finance House of the Year’ (IFR) and ‘Americas Equity House of the Year’ (IFR). In addition, Credit Suisse ended 2015 at number three in Dealogic’s bookrunner ranking for US-listed equity capital market deals. Currently, Credit Suisse is acting as tender agent on the largest outbound announced Chinese M&A transaction – the USD 43 billion acquisition of Syngenta by ChemChina.
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.

Summary – Credit Suisse Group results
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	4,210	5,985	6,372	(30)	(34)	23,797	26,242	(9)
Provision for credit losses	133	110	75	21	77	324	186	74
Compensation and benefits	3,149	2,507	2,621	26	20	11,546	11,334	2
Total other operating expenses	7,369	2,516	2,784	193	165	14,349	11,095	29
Total operating expenses	10,518	5,023	5,405	109	95	25,895	22,429	15
Income/(loss) before taxes	(6,441)	852	892	–	–	(2,422)	3,627	–
Adjusted income/(loss) before taxes	(1,134)	432	473	–	–	2,124	5,005	(58)
Net income/(loss) attributable to shareholders	(5,828)	779	691	–	–	(2,944)	1,875	–
Metrics (%)
Return on equity	(51.3)	7.1	6.2	–	–	(6.8)	4.4	–
Cost/income ratio	249.8	83.9	84.8	–	–	108.8	85.5	–
Capital and leverage metrics
	Phase-in			Look-through
end of	4Q15	3Q15	4Q14	4Q15	3Q15	4Q14
Capital metrics (%, except where indicated)
Risk-weighted assets (CHF billion)	295.0	290.1	291.4	289.9	284.6	284.2
CET1 ratio	14.3	14.0	14.9	11.4	10.2	10.1
Tier 1 ratio	18.0	16.8	17.1	15.4	14.3	14.0
Total capital ratio	21.3	20.1	20.8	17.7	16.7	16.5
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	993.5	1,050.7	1,157.6	987.6	1,044.9	1,149.7
BIS CET1 leverage ratio	4.2	3.9	3.7	3.3	2.8	2.5
BIS tier 1 leverage ratio	5.3	4.6	4.3	4.5	3.9	3.5
Swiss leverage ratio	6.3	5.5	5.2	5.2	4.5	4.1
Summary – Core results
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	4,189	5,995	6,419	(30)	(35)	23,384	25,074	(7)
Provision for credit losses	40	89	55	(55)	(27)	192	153	25
Compensation and benefits	2,912	2,242	2,332	30	25	10,529	10,252	3
Total other operating expenses	6,556	2,172	2,049	202	220	12,575	7,469	68
Total operating expenses	9,468	4,414	4,381	114	116	23,104	17,721	30
Income/(loss) before taxes	(5,319)	1,492	1,983	–	–	88	7,200	(99)
Metrics (%)
Return on regulatory capital	(48.9)	13.3	17.0	–	–	0.2	15.5	–
Cost/income ratio	226.0	73.6	68.3	–	–	98.8	70.7	–
Core Results do not include revenues and expenses from the Strategic Resolution Unit.

Summary – Swiss Universal Bank
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	1,470	1,320	1,709	11	(14)	5,563	5,721	(3)
of which Private Banking	953	839	1,249	14	(24)	3,633	3,914	(7)
of which Corporate & Institutional Banking	517	481	460	7	12	1,930	1,807	7
Provision for credit losses	43	39	29	10	48	138	94	47
Total operating expenses	1,060	887	973	20	9	3,766	3,651	3
Income before taxes	367	394	707	(7)	(48)	1,659	1,976	(16)
of which Private Banking	166	201	539	(17)	(69)	869	1,228	(29)
of which Corporate & Institutional Banking	201	193	168	4	20	790	748	6
Metrics (%)
Return on regulatory capital	12.5	13.3	23.7	–	–	13.8	16.5	–
Cost/income ratio	72.1	67.2	56.9	–	–	67.7	63.8	–
Assets under management (CHF billion)
Private Banking	241.0	237.1	258.6	1.6	(6.8)	241.0	258.6	(6.8)
Corporate & Institutional Banking	275.8	263.1	275.9	4.8	–	275.8	275.9	–
Net new assets (CHF billion)
Private Banking	(2.9)	3.1	0.1	–	–	3.2	3.8	–
Corporate & Institutional Banking	4.2	1.9	3.6	–	–	10.6	5.5	–
Gross margin on assets under management (annualized)(bp)
Private Banking	157	138	193	–	–	146	153	–
Net margin on assets under management (annualized)(bp)
Private Banking	27	33	83	–	–	35	48	–
Summary – International Wealth Management
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	1,146	1,050	1,350	9	(15)	4,394	4,751	(8)
of which Private Banking	782	742	867	5	(10)	3,066	3,127	(2)
of which Asset Management	364	308	483	18	(25)	1,328	1,624	(18)
Provision for credit losses	(8)	11	7	–	–	3	12	(75)
Total operating expenses	1,174	847	920	39	28	3,682	3,527	4
Income/(loss) before taxes	(20)	192	423	–	–	709	1,212	(42)
of which Private Banking	(56)	151	250	–	–	526	795	(34)
of which Asset Management	36	41	173	(12)	(79)	183	417	(56)
Metrics (%)
Return on regulatory capital	(1.7)	17.0	37.7	–	–	15.5	27.0	–
Cost/income ratio	102.4	80.7	68.1	–	–	83.8	74.2	–
Assets under management (CHF billion)
Private Banking	289.6	286.5	323.7	1.1	(10.5)	289.6	323.7	(10.5)
Asset Management	321.3	314.6	305.2	2.1	5.3	321.3	305.2	5.3
Net new assets (CHF billion)
Private Banking	(4.2)	1.7	2.0	–	–	(3.0)	7.3	–
Asset Management	3.6	5.6	(8.6)	–	–	26.5	6.5	–
Gross margin on assets under management (annualized)(bp)
Private Banking	106	101	108	–	–	102	101	–
Net margin on assets under management (annualized)(bp)
Private Banking	(8)	20	31	–	–	17	26	–

Summary – Asia Pacific
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	826	885	736	(7)	12	3,839	3,335	15
of which Private Banking	271	303	273	(11)	(1)	1,178	1,037	14
of which Investment Banking	555	582	463	(5)	20	2,661	2,298	16
Provision for credit losses	3	24	5	(88)	(40)	35	40	(13)
Total operating expenses	1,440	699	609	106	136	3,427	2,395	43
Income/(loss) before taxes	(617)	162	122	–	–	377	900	(58)
of which Private Banking	48	69	67	(30)	(28)	344	310	11
of which Investment Banking	(665)	93	55	–	–	33	590	(94)
Metrics (%)
Return on regulatory capital	(49.6)	12.5	7.1	–	–	6.7	13.1	–
Cost/income ratio	174.3	79.0	82.7	–	–	89.3	71.8	–
Private Banking
Assets under management (CHF billion)	150.4	139.1	150.5	–	–	150.4	150.5	–
Net new assets (CHF billion)	3.0	3.7	1.6	–	–	17.8	17.5	–
Gross margin on assets under management (annualized)(bp)	72	84	73	–	–	79	76	–
Net margin on assets under management (annualized)(bp)	13	19	18	–	–	23	23	–
Summary – Global Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	1,127	1,634	1,779	(31)	(37)	7,391	8,613	(14)
Provision for credit losses	(1)	14	11	–	–	13	7	86
Total operating expenses	4,602	1,451	1,403	217	228	9,322	5,949	57
Income/(loss) before taxes	(3,474)	169	365	–	–	(1,944)	2,657	–
Metrics (%)
Return on regulatory capital	(83.4)	3.7	7.2	–	–	(10.0)	14.0	–
Cost/income ratio	408.3	88.8	78.9	–	–	126.1	69.1	–
Summary – Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	403	379	504	6	(20)	1,752	2,106	(17)
Provision for credit losses	3	0	0	–	–	3	(2)	–
Total operating expenses	897	335	365	168	146	2,102	1,600	31
Income/(loss) before taxes	(497)	44	139	–	–	(353)	508	–
Metrics (%)
Return on regulatory capital	(78.4)	7.3	26.8	–	–	(15.0)	26.2	–
Cost/income ratio	222.6	88.4	72.4	–	–	120.0	76.0	–

Summary – Strategic Resolution Unit
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Results (CHF million)
Net revenues	21	(10)	(47)	–	–	413	1,168	(65)
Provision for credit losses	93	21	20	343	365	132	33	300
Total operating expenses	1,050	609	1,024	72	3	2,791	4,708	(41)
Loss before taxes	(1,122)	(640)	(1,091)	75	3	(2,510)	(3,573)	(30)
Balance sheet statistics (CHF billion)
Risk-weighted assets	61.6	61.6	65.1	0	(5)	61.6	65.1	(5)
Leverage exposure	138.2	155.5	219.1	(11)	(37)	138.2	219.1	(37)

Quarterly results documentation
This Media Release contains selected information from the full 4Q15 Earnings Release and the 4Q15 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q15 Earnings Release and 4Q15 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q15 Earnings Release and Results Presentation Slides are not incorporated by reference into this Media Release.
The complete 4Q15 Earnings Release and Results Presentation Slides are available for download from 07:15 CET today at: https://www.credit-suisse.com/results.
Presentation of full-year and 4Q15 results – Thursday, February 4, 2016
Event	Analyst Call	Media conference
Time	08:00 Zurich 07:00 London 02:00 New York	11:00 Zurich 10:00 London 05:00 New York
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Audio webcast: https://www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
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password "investor"
Please dial in 10 minutes before the start
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Reference: Credit Suisse Group quarterly results
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Please dial in 10 minutes before the start
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Playback	Replay available approximately one day after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 354702226#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 35337854# Conference ID German: 35357891#
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Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Credit Suisse – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(6,441)	852	892	(2,422)	3,627
Fair value on own debt	697	(623)	(297)	(298)	(543)
Real estate gains	(72)	–	(414)	(95)	(414)
Gains on business sales	(34)	–	(101)	(34)	(101)
Adjustments to net revenues	591	(623)	(812)	(427)	(1,058)
Goodwill impairment	3,797	–	–	3,797	–
Restructuring expenses	355	–	–	355	–
Major litigation provisions	564	203	393	821	2,436
Adjustments to total operating expenses	4,716	203	393	4,973	2,436
Adjustments to income/(loss) before taxes	5,307	(420)	(419)	4,546	1,378
Adjusted income/(loss) before taxes	(1,134)	432	473	2,124	5,005
Core Results – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(5,319)	1,492	1,983	88	7,200
Fair value on own debt	697	(623)	(297)	(298)	(543)
Real estate gains	(72)	–	(414)	(95)	(414)
Gains on business sales	(34)	–	(101)	(34)	(101)
Adjustments to net revenues	591	(623)	(812)	(427)	(1,058)
Goodwill impairment	3,797	–	–	3,797	–
Restructuring expenses	202	–	–	202	–
Major litigation provisions	309	177	10	530	111
Adjustments to total operating expenses	4,308	177	10	4,529	111
Adjustments to income/(loss) before taxes	4,899	(446)	(802)	4,102	(947)
Adjusted income/(loss) before taxes	(420)	1,046	1,181	4,190	6,253

Swiss Universal Bank – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income before taxes reported	367	394	707	1,659	1,976
Real estate gains	(72)	–	(414)	(95)	(414)
Gains on business sales	(23)	–	(24)	(23)	(24)
Adjustments to net revenues	(95)	–	(438)	(118)	(438)
Restructuring expenses	39	–	–	39	–
Major litigation provisions	25	–	–	25	–
Adjustments to total operating expenses	64	–	–	64	–
Adjustments to income/(loss) before taxes	(31)	–	(438)	(54)	(438)
Adjusted income before taxes	336	394	269	1,605	1,538
Swiss Universal Bank – Private Banking – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income before taxes reported	166	201	539	869	1,228
Real estate gains	(72)	–	(414)	(95)	(414)
Gains on business sales	(10)	–	(24)	(10)	(24)
Adjustments to net revenues	(82)	–	(438)	(105)	(438)
Restructuring expenses	32	–	–	32	–
Major litigation provisions	25	–	–	25	–
Adjustments to total operating expenses	57	–	–	57	–
Adjustments to income/(loss) before taxes	(25)	–	(438)	(48)	(438)
Adjusted income before taxes	141	201	101	821	790
Swiss Universal Bank – Corporate & Institutional Banking – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income before taxes reported	201	193	168	790	748
Gains on business sales	(13)	–	–	(13)	–
Adjustments to net revenues	(13)	–	–	(13)	–
Restructuring expenses	7	–	–	7	–
Adjustments to total operating expenses	7	–	–	7	–
Adjustments to income/(loss) before taxes	(6)	–	–	(6)	–
Adjusted income before taxes	195	193	168	784	748
International Wealth Management – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(20)	192	423	709	1,212
Gains on business sales	(11)	–	(77)	(11)	(77)
Adjustments to net revenues	(11)	–	(77)	(11)	(77)
Restructuring expenses	33	–	–	33	–
Major litigation provisions	228	50	10	268	51
Adjustments to total operating expenses	261	50	10	301	51
Adjustments to income/(loss) before taxes	250	50	(67)	290	(26)
Adjusted income before taxes	230	242	356	999	1,186

International Wealth Management – Private Banking – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(56)	151	250	526	795
Gains on business sales	(11)	–	(77)	(11)	(77)
Adjustments to net revenues	(11)	–	(77)	(11)	(77)
Restructuring expenses	30	–	–	30	–
Major litigation provisions	228	50	10	268	51
Adjustments to total operating expenses	258	50	10	298	51
Adjustments to income/(loss) before taxes	247	50	(67)	287	(26)
Adjusted income before taxes	191	201	183	813	769
International Wealth Management – Asset Management – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income before taxes reported	36	41	173	183	417
Restructuring expenses	3	–	–	3	–
Adjustments to total operating expenses	3	–	–	3	–
Adjustments to income/(loss) before taxes	3	–	–	3	–
Adjusted income before taxes	39	41	173	186	417
Asia Pacific – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(617)	162	122	377	900
Goodwill impairment	756	–	–	756	–
Restructuring expenses	3	–	–	3	–
Major litigation provisions	6	–	–	6	–
Adjustments to total operating expenses	765	–	–	765	–
Adjustments to income/(loss) before taxes	765	–	–	765	–
Adjusted income before taxes	148	162	122	1,142	900
Asia Pacific – Private Banking – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income before taxes reported	48	69	67	344	310
Restructuring expenses	1	–	–	1	–
Major litigation provisions	6	–	–	6	–
Adjustments to total operating expenses	7	–	–	7	–
Adjustments to income/(loss) before taxes	7	–	–	7	–
Adjusted income before taxes	55	69	67	351	310

Asia Pacific – Investment Banking – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(665)	93	55	33	590
Goodwill impairment	756	–	–	756	–
Restructuring expenses	2	–	–	2	–
Adjustments to total operating expenses	758	–	–	758	–
Adjustments to income/(loss) before taxes	758	–	–	758	–
Adjusted income before taxes	93	93	55	791	590
Global Markets – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(3,474)	169	365	(1,944)	2,657
Goodwill impairment	2,661	–	–	2,661	–
Restructuring expenses	105	–	–	105	–
Major litigation provisions	50	127	–	231	60
Adjustments to total operating expenses	2,816	127	–	2,997	60
Adjustments to income/(loss) before taxes	2,816	127	–	2,997	60
Adjusted income/(loss) before taxes	(658)	296	365	1,053	2,717
Investment Banking & Capital Markets – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(497)	44	139	(353)	508
Goodwill impairment	380	–	–	380	–
Restructuring expenses	22	–	–	22	–
Adjustments to total operating expenses	402	–	–	402	–
Adjustments to income/(loss) before taxes	402	–	–	402	–
Adjusted income/(loss) before taxes	(95)	44	139	49	508
Strategic Resolution Unit – Adjusted results
in	4Q15	3Q15	4Q14	2015	2014
Adjusted results (CHF million)
Income/(loss) before taxes reported	(1,122)	(640)	(1,091)	(2,510)	(3,573)
Restructuring expenses	153	–	–	153	–
Major litigation provisions	255	26	383	291	2,325
Adjustments to total operating expenses	408	26	383	444	2,325
Adjustments to income/(loss) before taxes	408	26	383	444	2,325
Adjusted income/(loss) before taxes	(714)	(614)	(708)	(2,066)	(1,248)

 Fourth Quarter and Full Year2015 Results  Presentation to Investors and Analysts  February 4, 2016

 2  February 4, 2016  Disclaimer  Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in "Cautionary statement regarding forward-looking information" in our fourth quarter earnings release 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Statement regarding purpose and basis of presentationThis presentation contains certain historical information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. In addition, "Illustrative,“ “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 Business ReviewTidjane Thiam, Chief Executive Officer  February 4, 2016  3

 4  Good start in implementing the strategyAddressing legacy issuesAs a result of current environment, pace of restructuring being accelerated  February 4, 2016  Key messages

Results Overview

CHF mn unless otherwise specified		4Q15	3Q15	4Q14	2015	2014
Credit Suisse Core	Net revenues	4,189	5,995	6,419	23,384	25,074
	Pre-tax income / (loss)	(5,319)	1,492	1,983	88	7,200
	o/w Goodwill Impairment	*(3,797)*	-	-	*(3,797)*	-
	Pre-tax income / (loss) excl. adjustment items[1]	*(420)*	*1,046*	*1,181*	*4,190*	*6,253*
	Net New Assets[2] in CHF bn	4.4	15.3	(0.7)	50.9	37.5
Strategic Resolution Unit	Net revenues	21	(10)	(47)	413	1,168
	Pre-tax loss	(1,122)	(640)	(1,091)	(2,510)	(3,573)
	Pre-tax loss excl. adjustment items[1]	*(714)*	*(614)*	*(708)*	*(2,066)*	*(1,248)*
Credit Suisse Group	Net revenues	4,210	5,985	6,372	23,797	26,242
	Pre-tax income / (loss)	(6,441)	852	892	(2,422)	3,627
	Pre-tax income / (loss) excl. adjustment items[1]	*(1,134)*	*432*	*473*	*2,124*	*5,005*
	Net income / (loss) attributable to shareholders	(5,828)	779	691	(2,944)	1,875
	Diluted Earnings / (loss) per share in CHF	(3.28)	0.44	0.38	(1.73)	1.04
	Return on Tangible Equity	n/m	9%	8%	n/m	5%
	Operating Free Capital Generation / (Usage)	(2,371)	n/a	n/a	(468)	n/a

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Assumes assets managed across businesses relate to Core businesses only. n/a = not available. n/m = not meaningful.

CREDIT SUISSE
February 4, 2016 5

 Adjustment items for Pre-tax Income  6    Pre-tax income/ (loss) reported  (6,441)  (2,422)    FVoD  697  (298)    Real estate gains  (72)  (95)    Gains on business sales  (34)  (34)    Goodwill impairment  3,797  3,797    Restructuring expenses  355  355    Major litigation provisions  564  821    Adjusted pre-tax income/ (loss) reported  (1,134)  2,124  4Q15  2015  Credit Suisse Group in CHF mn  February 4, 2016

 2015 Credit Suisse Group results   7  APAC  SRU  SUB  IWM  GM  IBCM  CC  Adj. Core Operating Pre-tax income   Adj. CS GroupPre-tax income  2015 Adjusted Pre-tax income1 in CHF bn  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Note: Numbers not adding up due to rounding.   February 4, 2016

 8  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods. 3 Excluding regularization impact of CHF 3.1 bn in IWM PB. 4 Worst of return on 10% of spot RWA and return on 3.5% of spot leverage exposure; assumes tax rate of 30% for all periods.   Our three geographic divisions have had a good year in 2015  Adjusted Pre-tax income1 growth 2014-2015  Asia Pacific  IWM – Private Banking  Swiss Universal Bank  Net New AssetsIn CHF bn  17.8  0.13  13.8  Adjusted Return on Reg. Capital1(%)  Adjusted Pre-tax income1In CHF bn  900  769  1,538  1,142  813  1,605  2014  2015  2  4  2  February 4, 2016

We are committed to delivering our targets

	Key Metrics, in bn, in CHF unless otherwise specified	2014	2018 target
Profitable growth	APAC PTI	0.9	2.1
	IWM PTI	1.2	2.1
	SUB PTI	2.0	2.3
	Group Cost base		18.5-19.0

		2015	2018 target
Capital	SRU RWA wind-down (ex. OpRisk)	43	13
	Global Markets RWA	USD ~83-85 (target) ✓	USD ~83-85
	Global Markets Leverage	USD ~380 (target) ✓	USD ~370

- **CHF 23bn to 25bn** of **Operating Free Capital generated (FCG)** over 5 years
- **At least 40%** of **Operating FCG** to **be distributed to shareholders** via dividends over the period[1]

- **CET1 capital ratio ~13% by 2018 and >11% thereafter**[2]
- **CET1 leverage ratio above 3.5%**

APAC=Asia-Pacific IWM=International Wealth Management SUB=Swiss Universal Bank
1 Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017. 2 After regulatory recalibration in 2019.

CREDIT SUISSE
February 4, 2016 9

What happened in 4Q15

Businesses with 2018 profit targets

APAC
- Continued momentum with strong NNA growth
- Further progress on Relationship Manager hire

IWM Private Banking
- Solid performance with a strong 30% mandates penetration[1]

Swiss Universal Bank
- Solid performance and strong NNA growth, particularly in C&IB

IBCM
- Progressive rebuilding of business model after years of underinvestment in advisory
- Rebound in equity underwriting revenues offset reduction in debt underwriting volumes

IWM Asset Management
- Resilient core operating business
- Challenging market environment impacted single-manager hedge funds and private equity carried interest

Business with explicit capital (RWA/leverage) targets

Global Markets
- Adversely impacted by high inventory of long-dated illiquid assets from the legacy fixed income business
- Declining revenues against high and inflexible cost base

1 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE
February 4, 2016 10

 11  Improving capital allocation    Average adjusted return on reg. cap.1,2 between 2014 – 2015     IWM = International Wealth Management SUB = Swiss Universal Bank IBCM = Investment Banking & Capital Markets APAC = Asia Pacific GM = Global Markets1 Based on “worst of” 10% RWA and 3.5% Leverage Exposure 2 Excluding real estate gains, gains on business sales, major litigation provisions, goodwill impairment, fair value losses on own credit and restructuring expenses 3 Percentage increase of allocated capital based on the percentage increase of capital per division presented at investor day.  Increase / decrease in allocated capital1 from 9M15 through 20183  IWM  APAC  SUB  IBCM  GM  February 4, 2016

   Asia Pacific – Diversified business platform  12  Every country franchise profitableRevenue growth in all onshore Private Banking markets  2015 APAC Revenues by Region  Note: Excludes systemic market making and excludes APAC hub and other.  February 4, 2016

     Asia Pacific – … generating strong and resilient performance  13  Adjusted Pre-tax income1 in CHF mn  +27%  Adjusted Pre-tax income1 in CHF mn  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.  +52%  +21%  February 4, 2016

     Asia Pacific – Continued strong inflows  14  4Q15  Net new assets in CHF bn  Net new asset growth  11%  14%  12%  1 2014 and 2015 figures exclude impact from regularization of CHF 0.1 bn and CHF 0.1 bn, respectively.   4Q14  February 4, 2016

 Asia Pacific – Stepping up the pace of recruitment  15    Number of relationship managers in Asia Pacific            February 4, 2016

 16  IWM – Progress in Private Banking    4Q15 Adjusted Pre-tax income1 in CHF mn  +4%  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.    2015 Adjusted Pre-tax income1 in CHF mn  +6%  February 4, 2016

   IWM Private Banking – Resilient business driven inflows  17  Net new assets (excluding regularization)1 in CHF bn  1 Not adjusted for assets managed across businesses. 2015 figure excludes impact from regularization of CHF 3.1 bn.   2015 Business driven inflows  Deposit repricing in 4Q15  Non-recurringoutflows  2015  February 4, 2016

 IWM Private Banking – Increased mandates penetration  18    Mandates penetration1  Mandates penetration1 increased by approximately 1/3 in 2015  +7ppt  1 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  February 4, 2016

 19  Swiss Universal Bank – 2015 and 4Q15 performance    2015 Adjusted Pre-tax income1 in CHF bn  +4%  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.    4Q15 Adjusted Pre-tax income1 in CHF mn  +25%  February 4, 2016

   Swiss Universal Bank – Strong underlying inflows  20    Net new assets1 in CHF bn  4Q15  1 Not adjusted for assets managed across businesses.  February 4, 2016

 Swiss Universal Bank – Increased mandates penetration  21    Mandates penetration1  Mandates penetration1 increased significantly by more than 2/3 in 2015   +11ppt  1 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  February 4, 2016

 22  Global Markets performance impacted by challenging market conditions in 4Q15   4Q15 results reflecting resilience in Equities and significant mark-to-market losses on yield products in Fixed IncomeFY 2015 results lower than in 2014 due to challenging market conditions but still contributing positively to overall Group performance; variable compensation reduced in 2015RWA and Leverage targets achieved at YE15    2015 Adjusted Pre-tax income1 in USD bn  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.    4Q15 Adjusted Pre-tax income1 in USD mn  February 4, 2016

 23  Continued restructuring of Global Markets – Actions taken since October 2015    US CLO Trading Exposure in USD bn  (37%)  (25%)  February 4, 2016

Continued restructuring of Global Markets – Going forward

2015 HY Index performance vs.
Credit Suisse Daily Fixed Income Revenue


FID Revenue
FID STDEV: 20
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15

2015 VIX performance vs.
Credit Suisse Daily Equity Revenue


Equity Revenue
Equities STDEV: 8
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15

- **Permanently reduce legacy inventory**
- **Lower break even by reducing fixed costs significantly**

CREDIT SUISSE
February 4, 2016 24

   25  IBCM Announced M&A volume1 in USD bn  Strong pipeline in IBCM  128%    IBCM Announced M&A volume1 in USD bn  100%  72% of deal volume1 announced in 4Q was completed the following year over 2011-2014 period    IBCM Market Share2  11%  14%  IBCM Market Share2  11%  16%  1 Announced M&A volumes represents IBCM (Americas + EMEA ex-Switzerland) volumes. 2 Reflects share in global Announced M&A volume. Source: Dealogic and Credit Suisse estimates.  February 4, 2016

 Addressing legacy issues in 4Q15 - Goodwill impairment, restructuring cost, and litigation    2015 Adjusted pre-tax income1 reconciliation to reported in CHF bn  4.2  (2.1)  (0.8)  (0.4)  +0.3  (3.8)  (2.4)  26  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.  +0.2  February 4, 2016

   Addressing legacy issues – Reducing deferral rates  27  26% reduction  Estimated unrecognized compensation expenses to be amortized to decrease gradually from 2016 until 2018+  Unrecognized variable compensation in CHF bn  1 Mark to market movements of unrecognized awards at the end of 2014.  2.3  February 4, 2016

   Increasing the pace of cost savings program  28  11 quarters left to achieve the remaining cost savingsContinued productivity & competitiveness efforts beyond 2018  Cost reduction measured on annual run-rate basis in CHF bn  4Q15 measures  Measures identified in Jan 2016   2018 target  Actioned to-date  3.5    February 4, 2016  2018 net costsavings target

Key messages

- **Good start to implementing the strategy**
  - Profitable growth[1] from our three geographic businesses (APAC, IWM PB, SUB)
  - Strong IBCM pipeline into 2016 after a challenging 2015
  - New organization in place at YE15
  - Capital raise completed in December
  - Shifting capital allocation – RWA and Leverage targets achieved at YE15 for Global Markets
- **Continued restructuring of Global Markets division to optimize capital usage**
- **Addressing legacy issues**
  - Goodwill impairment, mainly related to the acquisition of DLJ in 2000
  - Continued restructuring of fixed income businesses to de-risk earnings and reduce fixed cost base
  - Continued major litigation-related charges
  - Reduction of compensation deferral rates to make cost base more flexible
- **As a result of current environment, pace of restructuring being accelerated**
  - Bringing forward emergence of cost savings through upfront workforce reduction in January

1 Measured on an adjusted basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE

February 4, 2016 29

 Detailed FinancialsDavid Mathers, Chief Financial Officer  February 4, 2016  30

Results Overview

CHF mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Credit Suisse Core	Net revenues	4,189	5,995	6,419	23,384	25,074
	Pre-tax income / (loss)	(5,319)	1,492	1,983	88	7,200
	o/w Goodwill Impairment	*(3,797)*	-	-	*(3,797)*	-
	Pre-tax income / (loss) excl. adjustment items[1]	*(420)*	*1,046*	*1,181*	*4,190*	*6,253*
	Net New Assets[2] in CHF bn	4.4	15.3	(0.7)	50.9	37.5
Strategic Resolution Unit	Net revenues	21	(10)	(47)	413	1,168
	Pre-tax loss	(1,122)	(640)	(1,091)	(2,510)	(3,573)
	Pre-tax loss excl. adjustment items[1]	*(714)*	*(614)*	*(708)*	*(2,066)*	*(1,248)*
Credit Suisse Group	Net revenues	4,210	5,985	6,372	23,797	26,242
	Pre-tax income / (loss)	(6,441)	852	892	(2,422)	3,627
	Pre-tax income / (loss) excl. adjustment items[1]	*(1,134)*	*432*	*473*	*2,124*	*5,005*
	Net income / (loss) attributable to shareholders	(5,828)	779	691	(2,944)	1,875
	Diluted Earnings / (loss) per share in CHF	(3.28)	0.44	0.38	(1.73)	1.04
	Return on Tangible Equity	n/m	9%	8%	n/m	5%
	Operating Free Capital Generation / (Usage)	(2,371)	n/a	n/a	(468)	n/a

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Assumes assets managed across businesses relate to Core businesses only. n/a = not available. n/m = not meaningful.

CREDIT SUISSE

February 4, 2016 31

 Financial results reflect significant goodwill impairment, restructuring & litigation items    2015 Adjusted pre-tax income1 reconciliation to reported in CHF bn  4.2  (2.1)  (0.8)  (0.4)  +0.3  (3.8)  (2.4)    4Q15 Adjusted pre-tax income1 reconciliation to reported in CHF bn  (0.4)  (0.7)  (0.6)  (0.4)  (0.7)  (3.8)  (6.4)  February 4, 2016  32      1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.  +0.2  +0.2

         33  Clear alignment of strategic and financial goals  Strategic goals  Financial goals in CHF bn  Increase the profitability of the stable and high return cash flows in Swiss home market  Optimize resource allocation and focus on high-returning businesses with scale  Increase resource allocation to APAC and other fee generative and growth areas  CHF1.2 bn of cost reductions already achieved by end January out of planned gross target of CHF 3.5 bn1  Strengthen equity capital base with focus on maximizing free capital generation  Swiss home market  Optimize resource allocation  Focus on growth areas and recurring fee generation  On track to achieve cost savings  Strengthen capital base  Group operating cost base  2015 and 2018 capital ratio targets    Swiss Universal Bank adjusted pre-tax income2  APAC adjusted pre-tax income2  Risk-weighted assets, ex. CC / ShS  133%  53%  Strategic IB57%  SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC/ShS = Corporate Center / Shared Services. 1 Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings. 2 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.  IBXX%    February 4, 2016    SUB25%  GM27%  2015  2.3 bn  Strategic PB&WM38%  Strategic IB57%  Non-Strategic5%  5 - 6%  ~13%  11.4%  4.5%  2018 Target Net  2018 Target Gross  Oct 2015 - Jan 2016  CET1 ratio  Tier 1 leverage ratio  FY 2014  FY 2015  2018 target

Swiss Universal Bank

New management structure

Swiss Universal Bank

Private Banking
- UHNWI / HNWI / Affluent / Retail clients Switzerland
- External Asset Managers Switzerland
- BANK-Now
Swisscard CH
Neue Aargauer Bank
- MACS business Switzerland
- Sales & Trading Services CH[2]

Corp. & Inst. Banking
- Corporate & Institutional Banking Switzerland[3]
- Underwriting & Advisory business Switzerland

Credit Suisse Group results 2015 – Share of Swiss Universal Bank

Adjusted pre-tax income[1] composition



SUB
1.6
APAC
1.1
GM
1.1
IWM
1.0
IBCM
0.0
CC
(0.7)
SRU
(2.1)

Risk-weighted assets



SUB
21%

Leverage exposure



SUB
24%

SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center. Note: The above 'new management structure' only reflects significant organizational items, i.e. is not meant to be exhaustive.

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Sales & Trading Services based on relative usage of sub-divisions. 3 Corporate & Institutional Banking based on originator view.

CREDIT SUISSE

February 4, 2016 34

Financial Overview – Swiss Universal Bank

Solid full-year performance: Improved pre-tax income by 4% on an adjusted basis[1], delivered strong net new assets especially in C&IB (C&IB CHF +10.6 bn, Private Banking CHF +3.2 bn) and significantly increased Private Banking mandates penetration[2] from 15% to 26%, attributable to the successful introduction of *Credit Suisse Invest*, our advisory suite.

Swiss Universal Bank in CHF mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Profit-ability	**Net revenues**	**1,470**	**1,320**	**1,709**	**5,563**	**5,721**
	o/w Real estate gains[1]	*72*	-	*414*	*95*	*414*
	o/w Gains on business sales[1]	*23*	-	*24*	*23*	*24*
	Provision for credit losses	**43**	**39**	**29**	**138**	**94**
	Total operating expenses	**1,060**	**887**	**973**	**3,766**	**3,651**
	o/w Restructuring expenses[1]	*39*	-	-	*39*	-
	o/w Major litigation expenses[1]	*25*	-	-	*25*	-
	Pre-tax income	**367**	**394**	**707**	**1,659**	**1,976**
	Pre-tax income excl. adjustment items[1]	*336*	*394*	*269*	*1,605*	*1,538*
	Cost/income ratio	72%	67%	57%	68%	64%
	Adj. return on regulatory capital[3]	12%	13%	9%	13%	13%
Capital	Risk-weighted assets in CHF bn	60	59	57	60	57
	Leverage exposure in CHF bn	236	232	239	236	239

Compared to 4Q14

- On an adjusted basis[1], pre-tax income improved by 25%
- Revenues decreased primarily driven by lower real estate gains and Swisscard deconsolidation, partially offset by an extraordinary dividend from our ownership interest in SIX Group; strong growth in adjusted revenues of 8%, largely driven by net interest income
- Increase in operating expenses mainly due to a recalibration of Swiss holiday accruals, restructuring expenses and higher litigation provisions, partially offset by the impact from the deconsolidation of Swisscard as of July 1, 2015
- Increase in RWA of CHF 3 bn due to the phase-in of the Swiss Mortgage Multipliers, partially offset by various optimization measures

C&IB = Corporate & Institutional Banking. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business. 3 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; for 4Q14 and 2014 spot values for RWA and leverage exposure have been applied; assumes tax rate of 30% for all periods.

CREDIT SUISSE
February 4, 2016 35

Swiss Universal Bank – Private Banking

Profitability

in CHF mn	4Q15	3Q15	4Q14	2015	2014
Net interest income	465	452	375	1,770	1,493
Recurring commissions & fees	257	255	300	1,102	1,219
Transaction-based revenues	149	133	184	657	774
Other revenues	82	(1)	390	104	428
Net revenues	**953**	**839**	**1,249**	**3,633**	**3,914**
o/w Real estate gains[1]	*72*	-	*414*	*95*	*414*
o/w Gains on business sales[1]	*10*	-	*24*	*10*	*24*
Provision for credit losses	**14**	**14**	**10**	**49**	**60**
Total operating expenses	**773**	**624**	**700**	**2,715**	**2,626**
o/w Restructuring expenses[1]	*32*	-	-	*32*	-
o/w Major litigation expenses[1]	*25*	-	-	*25*	-
Pre-tax income	**166**	**201**	**539**	**869**	**1,228**
Pre-tax income excl. adjustment items[1]	*141*	*201*	*101*	*821*	*790*
Cost/income ratio	81%	74%	56%	75%	67%
Cost/income ratio excl. adjustment items[1]	*82%*	*74%*	*86%*	*75%*	*76%*

Key metrics

	4Q15	3Q15	4Q14	2015	2014
Net margin in bps	27	33	83	35	48
Adjusted net margin[1] in bps	23	33	16	33	31
Net new assets in CHF bn	(2.9)	3.1	0.1	3.2	3.8
Assets under management in CHF bn	241	237	259	241	259
Mandates penetration[2]	26%	24%	15%	26%	15%
Relationship managers	1,570	1,570	1,590	1,570	1,590

Compared to 4Q14

- Excluding adjustment items[1], pre-tax income improved by 40%
- Lower net revenues, primarily driven by larger real estate gains and gains on business sales in 4Q14. Adjusted for these items, achieved a strong revenue growth, largely driven by net interest income
- Increase in operating expenses mainly driven by a recalibration of Swiss holiday accruals, restructuring expenses and higher litigation provisions, partially offset by the deconsolidation of Swisscard

Compared to 3Q15

- Increase in operating expenses primarily due to a recalibration of Swiss holiday accruals, restructuring expenses and higher litigation expenses

- Mandates penetration[2] of 26% increased by 11pps from 15% at the end of 2014 primarily driven by *Credit Suisse Invest*

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.
2 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE February 4, 2016 36

Private Banking up on business performance

Swiss Universal Bank – Private Banking
Pre-tax income reconciliation in CHF mn

2014 vs. 2015



+11%
1,228
(438)
790
(74)
716
795
(26)
821
25
32
(105)
869
Pre-tax income reported
Real estate and sales gains[1]
Adjusted pre-tax income[1]
Swisscard deconsolidation impact
Adjusted pre-tax income excl. Swisscard decon. impact
Adjusted pre-tax income excl. Swisscard decon. impact
Swisscard deconsolidation impact
Pre-tax income adjusted[1]
Major litigation expenses[1]
Restructuring expenses[1]
Real estate and sales gains[1]
Pre-tax income reported
2014
2015

4Q14 vs. 4Q15



+68%
539
(438)
101
(17)
84
141
-
141
25
32
(82)
166
Pre-tax income reported
Real estate and sales gains[1]
Adjusted pre-tax income[1]
Swisscard deconsolidation impact
Adjusted pre-tax income excl. Swisscard decon. impact
Adjusted pre-tax income excl. Swisscard decon. impact
Swisscard deconsolidation impact
Pre-tax income adjusted[1]
Major litigation expenses[1]
Restructuring expenses[1]
Real estate and sales gains[1]
Pre-tax income reported
4Q14
4Q15

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE February 4, 2016 37

Swiss Universal Bank – Corporate & Institutional Banking

Profit-ability

in CHF mn	4Q15	3Q15	4Q14	2015	2014
Net interest income	288	256	226	987	884
Recurring commissions & fees	116	117	112	467	452
Transaction-based revenues	113	118	117	498	497
Other revenues	-	(10)	5	(22)	(26)
Net revenues	**517**	**481**	**460**	**1,930**	**1,807**
o/w Gains on business sales[1]	*13*	-	-	*13*	-
Provision for credit losses	**29**	**25**	**19**	**89**	**34**
Total operating expenses	**287**	**263**	**273**	**1,051**	**1,025**
o/w Restructuring expenses[1]	*7*	-	-	*7*	-
o/w Major litigation expenses[1]	-	-	-	-	-
Pre-tax income	**201**	**193**	**168**	**790**	**748**
Pre-tax income excl. adjustment items[1]	*195*	*193*	*168*	*784*	*748*
Cost/income ratio	56%	55%	59%	54%	57%

Compared to 4Q14

- Strong increase in pre-tax income of 20%
- Improved revenue performance primarily as a result from an increase in net interest income, driven by higher loan margins, partially offset by lower replication portfolio income
- Higher levels of credit losses reflect a small number of individual cases
- Operating expenses higher as they include a recalibration of Swiss holiday accruals and restructuring expenses in 4Q15
- Cost/income ratio improved to 56%

Key metrics

	4Q15	3Q15	4Q14	2015	2014
Net new assets in CHF bn	4.2	1.9	3.6	10.6	5.5
Assets under management in CHF bn	276	263	276	276	276

- Strong net new assets of CHF 4.2 bn in 4Q15 and CHF 10.6 bn for the full year

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE

February 4, 2016 38

Net new assets in Private Banking affected by a seasonal slowdown; C&IB strong at 6% growth rate in 4Q15

Swiss Universal Bank – Private Banking
Net new assets in CHF bn



3.8
0.1
4Q14
3.7
9M14
6.9
(1.2)
Selected EAM exits 4Q15
(1.1)
Cash deposit optimization 4Q15
(0.3)
Regularization 2015¹
(1.1)
3.2
2014
9M15
4Q15
2015
2015
Net new assets
Business driven flows
Outflows
Net new assets

- Net new assets in Private Banking affected by seasonal slowdown in 4Q15
- 4Q15 net asset outflows of CHF 2.9 bn including CHF (1.1) bn selected External Asset Manager exits, CHF (0.3) bn related to regularization and CHF (0.3) bn from cash deposit optimization and seasonality

Swiss Universal Bank – Corporate & Institutional Banking
Net new assets in CHF bn



5.5
3.6
4Q14
1.9
9M14
6.4
4.2
10.6
2014
9M15
4Q15
2015
Net new assets
Business driven flows
Net new assets

- 4Q15 net new assets of CHF 4.2 bn resulting in a strong annualized growth rate of 6% driven by inflows from major Swiss pension funds
- Full year net new assets of CHF 10.6 bn reflecting strongest annual result since 2011

1 Includes CHF (0.3) bn in 4Q15.

CREDIT SUISSE February 4, 2016 39

International Wealth Management

New management structure



Int'l Wealth Management
Private Banking
Asset Mgmt
PB EMEA / Latam
External Asset Managers EMEA / Latam
Sales & Trading Services International[2]
Corporate and Specialty Lending EMEA & Latam[3]
MACS business EMEA / Latam[4]
Asset Management excl. MACS

Credit Suisse Group results 2015 – Share of International Wealth Management

Adjusted pre-tax income[1] composition



SUB
1.6
APAC
1.1
GM
1.1
IWM
1.0
IBCM
0.0
CC
(0.7)
SRU
(2.1)

Risk-weighted assets



11%
IWM

Leverage exposure



10%
IWM

SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.
Note: The above 'new management structure' only reflects significant organizational items, i.e. is not meant to be exhaustive. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Sales & Trading Services based on relative usage of sub-divisions. 3 Corporate and Specialty Lending based on originator view. 4 Third party business allocation to Asset Management.

CREDIT SUISSE
February 4, 2016 40

Financial Overview – International Wealth Management

Lower pre-tax income reflecting significant litigation provisions and restructuring expenses along with a substantial reduction in performance fees

International Wealth Management in CHF mn unless otherwise specified

		4Q15	3Q15	4Q14	**2015**	2014
Private Banking	Net revenues	782	742	867	3,066	3,127
	Provision for credit losses	(8)	11	7	3	12
	Total operating expenses	846	580	610	2,537	2,320
	Pre-tax income / (loss)	**(56)**	**151**	**250**	**526**	**795**
	o/w Adjustment items to PTI[1]	*247*	*50*	*(67)*	*287*	*(26)*
	PTI excl. adjustment items[1]	*191*	*201*	*183*	*813*	*769*
Asset Management	Net revenues	364	308	483	1,328	1,624
	Total operating expenses	328	267	310	1,145	1,207
	Pre-tax income	**36**	**41**	**173**	**183**	**417**
	o/w Adjustment items to PTI[1]	*3*	*-*	*-*	*3*	*-*
	PTI excl. adjustment items[1]	*39*	*41*	*173*	*186*	*417*
International Wealth Management	Net revenues	1,146	1,050	1,350	4,394	4,751
	Provision for credit losses	(8)	11	7	3	12
	Total operating expenses	1,174	847	920	3,682	3,527
	Pre-tax income / (loss)	**(20)**	**192**	**423**	**709**	**1,212**
	o/w Adjustment items to PTI[1]	*250*	*50*	*(67)*	*290*	*(26)*
	PTI excl. adjustment items[1]	*230*	*242*	*356*	*999*	*1,186*
	Cost/income ratio	102%	81%	68%	84%	74%
	Risk-weighted assets in CHF bn	32	31	31	32	31
	Leverage exposure in CHF bn	99	91	84	99	84

Private Banking

- Excluding adjustment items[1], pre-tax income is up 6% vs. 2014 and up 4% vs. 4Q14 as reduction in expenses is partially offset by lower revenues

Asset Management

- Pre-tax income down vs. 2014 and 4Q14, primarily due to lower performance fees & carried interest and the change in fund management from Hedging Griffo to Verde Asset Management in 4Q14

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; for 4Q14 and 2014 spot values for RWA and leverage exposure have been applied; assumes tax rate of 30% for all periods.

CREDIT SUISSE

February 4, 2016 41

International Wealth Management – Private Banking

Profitability

in CHF mn	4Q15	3Q15	4Q14	2015	2014
Net interest income	275	259	237	1,006	904
Recurring commissions & fees	283	292	334	1,161	1,276
Transaction- & perf.-based revenues	214	192	219	891	871
Other revenues	10	(1)	77	8	76
Net revenues	**782**	**742**	**867**	**3,066**	**3,127**
o/w Gains on business sales[1]	*11*	*–*	*77*	*11*	*77*
Provision for credit losses	**(8)**	**11**	**7**	**3**	**12**
Total operating expenses	**846**	**580**	**610**	**2,537**	**2,320**
o/w Restructuring expenses[1]	*30*	*–*	*–*	*30*	*–*
o/w Major litigation expenses[1]	*228*	*50*	*10*	*268*	*51*
Pre-tax income / (loss)	**(56)**	**151**	**250**	**526**	**795**
PTI excl. adjustment items[1]	*191*	*201*	*183*	*813*	*769*
Cost/income ratio	108%	78%	70%	83%	74%
Cost/income ratio excl. adjustment items[1]	*76%*	*71%*	*76%*	*73%*	*74%*

Key metrics

	4Q15	3Q15	4Q14	2015	2014
Net margin in bps	(8)	20	31	17	26
Adjusted net margin[1] in bps	26	27	23	27	25
Net new assets in CHF bn	(4.2)	1.7	2.0	(3.0)	7.3
Assets under management in CHF bn	290	287	324	290	324
Mandates penetration[3]	30%	29%	23%	30%	23%
Loans in CHF bn	39	40	39	39	39
Relationship managers	1,190	1,200	1,200	1,190	1,200

Compared to 4Q14 / 2014

- Pre-tax income excluding adjustment items[1] is up 6% vs. 2014 and up 4% vs. 4Q14
- Revenues are flat vs. 2014 and down CHF 19 mn, or 2% vs. 4Q14 when excluding adjustment items[1]
  - growth in net interest income due to expansion of average loan volumes and higher margins
  - lower recurring revenues due to reduced AuM (FX impact), regularization and the change in fund management from Hedging Griffo to Verde Asset Management in 4Q14
  - lower brokerage & product issuing fees in line with reduced client activity
- Operating expenses down marginally vs. both 2014 and 4Q14 when excluding restructuring expenses and major litigation expenses
  - Litigation expenses include a matter where several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority

- Reported net asset outflows primarily due to regularization; adjusted inflows of CHF 2.2 bn in 2015[2]
- Mandates penetration increased to 30% in 2015; net new sales of *Credit Suisse Invest* amounted to CHF 4.9 bn

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.
2 See slide 44 for calculation of inflows. 3 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE

February 4, 2016 42

International Wealth Management – Asset Management

Profitability

in CHF mn	4Q15	3Q15	4Q14	2015	2014
Recurring commissions & fees	211	204	246	804	956
o/w Hedging Griffo	*-*	*-*	*37*	*-*	*147*
Transaction- & perf.-based rev.	158	136	265	558	683
o/w single-manager HFs	*57*	*7*	*113*	*92*	*193*
o/w PE carried interest	*11*	*6*	*20*	*33*	*74*
Other revenues	(5)	(32)	(28)	(34)	(15)
Net revenues	**364**	**308**	**483**	**1,328**	**1,624**
Total operating expenses	**328**	**267**	**310**	**1,145**	**1,207**
o/w Restructuring expenses[1]	*3*	*–*	*–*	*3*	*–*
Pre-tax income	**36**	**41**	**173**	**183**	**417**
PTI excl. adjustment items[1]	*39*	*41*	*173*	*186*	*417*
Cost/income ratio	90%	87%	64%	86%	74%
Cost/income ratio excl. adjustment items[1]	*89%*	*87%*	*64%*	*86%*	*74%*

Net new assets & AuM

	4Q15	3Q15	4Q14	2015	2014
Net new assets in CHF bn	3.6	5.6	(8.6)	26.5	6.5
Assets under Management in CHF bn	321	315	305	321	305

- Pre-tax income down vs. 2014 and 4Q14, primarily due to lower performance fees and the change in fund management from Hedging Griffo to Verde Asset Management in 4Q14
- Stable recurring commissions & fees vs. 2014 and vs. 4Q14 when adjusting for the lower contribution from Hedging Griffo following the change in fund management
- Decline in transaction- & performance-based revenues vs. 2014 and vs. 4Q14 due to challenging market environment impacting single-manager hedge funds (HF) and private equity (PE) carried interest, partly offset by higher equity participation income
- Operating expenses down CHF 62 mn, 5%, vs. 2014 benefitting from lower expenses at Hedging Griffo following the change in fund management

- NNA of CHF 26.5 bn in 2015 at annual 9% growth rate
  - CHF 7 bn in alternative investments mainly driven by credit products
  - CHF 19.5 bn in core investments mainly from a joint venture in emerging markets and in index products

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE February 4, 2016 43

Private Banking inflows impacted by regularization; Asset Management with 9% growth rate in 2015

International Wealth Management – Private Banking
Net new assets in CHF bn


2.0
0.2
2.2
(3.1)
Regularization impact in 2015[1]
Deposit repricing in 4Q15
(0.6)
Single large outflow and an outflow related to a potential litigation case in 4Q15
(1.5)
(3.0)
9M15
4Q15
2015
2015
Business driven inflows
Outflows
Net new assets

- Net asset outflows in 4Q15, primarily due to regularization related outflows of CHF 2.3 bn, mainly from Italy
- Full year regularization impact of CHF 3.1 bn in line with expectations
- International locations combined across IWM had inflows of CHF 2.0 bn in 2015 (CHF 0.3 bn in 4Q15)

International Wealth Management – Asset Management
Net new assets in CHF bn


9.2
8.1
5.6
3.6
26.5
1Q15
2Q15
3Q15
4Q15
2015

- Net new assets of CHF 26.5 bn in 2015 at an annual growth rate of 9%
  - CHF 7 bn in alternative investments mainly driven by credit products
  - CHF 19.5 bn in core investments mainly from a joint venture in emerging markets and in index products

1 Includes CHF (2.3) bn in 4Q15.

CREDIT SUISSE
February 4, 2016 44

Asia Pacific

New management structure



Asia Pacific
PB APAC
External Asset Managers APAC
MACS business APAC
Corporate and Specialty Lending APAC[2]
Global Markets APAC
Investment Banking & Capital Markets APAC
Private Banking
Investment Banking

Credit Suisse Group results 2015 – Share of Asia Pacific

Adjusted pre-tax income[1] composition



SUB
1.6
APAC
1.1
GM
1.1
IWM
1.0
IBCM
0.0
CC
(0.7)
SRU
(2.1)

Risk-weighted assets



10%
APAC

Leverage exposure



10%
APAC

SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.
Note: The above 'new management structure' only reflects significant organizational items, i.e. is not meant to be exhaustive.
1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Corporate and Specialty Lending based on originator view.

CREDIT SUISSE
February 4, 2016 45

Financial Overview – Asia Pacific

Growth momentum with strong 2015 full year results: 27% increase in pre-tax income[1], CHF 17.8 bn Private Banking net new asset generation and adjusted return on capital of 20%[1]

Asia Pacific in CHF mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Profit-ability	**Net revenues**	**826**	**885**	**736**	**3,839**	**3,335**
	Provision for credit losses	**3**	**24**	**5**	**35**	**40**
	Total operating expenses	**1,440**	**699**	**609**	**3,427**	**2,395**
	o/w Goodwill impairment[1]	*756*	-	-	*756*	-
	o/w Restructuring expenses[1]	*3*	-	-	*3*	-
	o/w Major litigation expenses[1]	*6*	-	-	*6*	-
	Pre-tax income / (loss)	**(617)**	**162**	**122**	**377**	**900**
	Pre-tax income excl. adjustment items[1]	*148*	*162*	*122*	*1,142*	*900*
	Adj. return on regulatory capital[2]	12%	13%	7%	20%	13%
Capital	Risk-weighted assets in bn	28	27	27	28	27
	Leverage exposure in bn	99	100	138	99	138

Compared to 4Q14

- Adjusted pre-tax income[1] of CHF 148 mn, up 21%
- Revenues of CHF 826 mn, up 12% vs. 4Q14 driven by an increase in fixed income and equities sales and trading; consistent Private Banking performance
- Operating expenses excluding adjustment items[1] of CHF 675 mn[1], up 11% reflecting growth-related hiring and growth investments
  - The goodwill impairment reflects Asia Pacific's share of the Group's goodwill impairment

Compared to 2014

- Adjusted pre-tax income[1] of CHF 1.1 bn, up 27% and delivering 20% adjusted return on regulatory capital
- Full year results led by higher revenues from U/HNW individuals and strong performance in equities sales and trading
- Operating expenses excluding adjustment items[1] up 11% to CHF 2.7 bn, reflecting investments in key hires and platform enhancements
- Leverage exposure of CHF 99 bn, down 28% vs. 4Q14 due to business optimization primarily in Global Macro and Prime Services

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; for 4Q14 and 2014 spot values for RWA and leverage exposure have been applied; assumes tax rate of 30% for all periods.

CREDIT SUISSE
February 4, 2016 46

Asia Pacific – Private Banking

Profitability

in CHF mn	4Q15	3Q15	4Q14	2015	2014
Net interest income	131	114	96	445	389
Recurring commissions & fees	60	65	69	260	237
Transaction-based revenues	84	103	107	456	411
Other revenues	(4)	21	1	17	-
Net revenues	**271**	**303**	**273**	**1,178**	**1,037**
Provision for credit losses	**(5)**	**24**	**2**	**18**	**4**
Total operating expenses	**228**	**210**	**204**	**816**	**723**
o/w Restructuring expenses[1]	1	-	-	1	-
o/w Major litigation expenses[1]	*6*	-	-	*6*	-
Pre-tax income	**48**	**69**	**67**	**344**	**310**
PTI excl. adjustment items[1]	*55*	*69*	*67*	*351*	*310*
Cost/income ratio	84%	69%	75%	69%	70%
Cost/income ratio excl. adjustment items[1]	*82%*	*69%*	*75%*	*69%*	*70%*

Key metrics

	4Q15	3Q15	4Q14	2015	2014
Net margin in bps	13	19	18	23	23
Adjusted net margin[1] in bps	13	19	18	23	23
Net new assets in CHF bn	3.0	3.7	1.6	17.8	17.5
Assets under management in CHF bn	150	139	151	150	151
Relationship managers	590	550	520	590	520

Compared to 4Q14

- Pre-tax income results of CHF 48 mn, down 28% with higher net interest income offset by lower transaction-based revenues and higher compensation expenses, reflecting phasing of new relationship manager hires
- Strong net new assets of CHF 3 bn, reflecting relationship manager hires and integrated delivery from our Private Banking and Investment Banking franchises

Compared to 2014

- Solid pre-tax income performance of CHF 344 mn, up 11% driven by higher net interest income, transaction-based revenues and recurring fees, partially offset by higher operating expenses from new hires and growth investments
- Operating expenses of CHF 816 mn, up 13% associated with accelerated relationship manager hiring and infrastructure investments

- Net new assets of CHF 17.8 bn, representing 12% net new asset growth in 2015
- NNA growth supported by RM recruitment and strong IB/PB collaboration

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.
2 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE

February 4, 2016 47

Asia Pacific – Investment Banking

Profitability

in USD mn	4Q15	3Q15	4Q14	2015	2014
Fixed income sales & trading	139	101	82	634	713
Equity sales & trading	377	468	341	1,950	1,507
Underwriting & Advisory	80	60	93	303	431
Other revenues	(42)	(26)	(37)	(114)	(146)
Net revenues	**554**	**603**	**479**	**2,773**	**2,505**
Provision for credit losses	**8**	**-**	**3**	**17**	**38**
Total operating expenses	**1,221**	**505**	**417**	**2,691**	**1,821**
o/w Goodwill impairment[1]	*765*	-	-	*765*	-
o/w Restructuring expenses[1]	*2*	-	-	*2*	-
Pre-tax income	**(675)**	**98**	**59**	**65**	**646**
PTI excl. adjustment items[1]	92	98	59	832	646
Cost/income ratio	220%	84%	87%	97%	73%
Cost/income ratio *excl. adjustment items*[1]	*82%*	*84%*	*87%*	*69%*	*73%*

Compared to 4Q14

- Strong adjusted pre-tax income[1] of USD 92 mn, up 56% vs. 4Q14 reflecting higher revenues from fixed income and equities sales and trading, but partially offset by higher operating expenses
- Improved efficiency with cost/income ratio excluding adjustment items[1] of 82%, 5 ppts lower vs. 4Q14, driven by higher fixed income and equities sales and trading revenues

Compared to 2014

- Solid adjusted pre-tax income[1] of USD 832 mn, up 29% primarily driven by higher revenues in equity sales and trading, partially offset by lower underwriting & advisory performance, lower fixed income sales and trading revenues and higher expenses
- Expenses excluding adjustment items[1] of USD 1.9 bn, up 6% reflects business hiring and continued hiring across risk and control functions to support growth ambitions; cost/income ratio improved from better revenue performance

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE
February 4, 2016 48

Global Markets

New management structure



Global Markets[2,3]
Fixed Income Sales & Trading
Equity Sales & Trading

Credit Suisse Group results 2015 – Share of Global Markets

Adjusted pre-tax income[1] composition



SUB
1.6
APAC
1.1
GM
1.1
IWM
1.0
IBCM
0.0
CC
(0.7)
SRU
(2.1)

Risk-weighted assets



GM
25%

Leverage exposure



GM
32%

SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.
Note: The above 'new management structure' only reflects significant organizational items, i.e. is not meant to be exhaustive.
1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.
2 Includes GM's share of the underwriting revenues, split between GM and IBCM on the basis of agreed joint ventures. 3 GM does not include related businesses from APAC.

CREDIT SUISSE February 4, 2016 49

Financial Overview – Global Markets

Lower Global Markets results reflecting challenging market-making conditions and significant mark-to-market losses in corporate banking, mortgage banking and credit commitment book; continued progress on reducing leverage exposure

Global Markets in USD mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Profit-ability	**Net revenues**	**1,124**	**1,688**	**1,831**	**7,723**	**9,417**
	Provision for credit losses	**(1)**	**15**	**12**	**14**	**6**
	Operating expenses	**4,634**	**1,501**	**1,445**	**9,603**	**6,489**
	o/w Goodwill impairment[1]	*2,690*	-	-	*2,690*	-
	o/w Restructuring expenses[1]	*105*	-	-	*105*	-
	o/w Major litigation expenses[1]	*51*	*132*	-	*240*	*63*
	Pre-tax income / (loss)	**(3,510)**	**172**	**375**	**(1,894)**	**2,922**
	Pre-tax income excl. adjustment items[1]	*(664)*	*304*	*375*	*1,141*	*2,985*
	Adj. return on regulatory capital[2]	n/m	6%	7%	6%	14%
Capital	Risk-weighted assets in bn	75	74	74	75	74
	Leverage exposure in bn	317	356	417	317	417

Compared to 4Q14

- Lower revenues primarily reflect significant mark-to-market losses in yield products
- Expenses increased reflecting higher compensation, due to lower deferral rate, continued investments in our risk, regulatory and compliance infrastructure and higher restructuring, litigation and operational expenses
  - The goodwill impairment reflects Global Markets' share of the Group's goodwill impairment
- Reduced leverage exposure by USD 39 bn vs. 3Q15

Compared to 2014

- Lower revenues due to challenging market conditions, particularly in the second half of 2015
- Expenses increased due to investments in our risk, regulatory and compliance infrastructure and higher litigation, operational and restructuring costs, partially offset by lower compensation expenses
- Significant reduction in leverage exposure, down USD 100 bn, or 24%

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; for 4Q14 and 2014 spot values for RWA and leverage exposure have been applied; assumes tax rate of 30% for all periods. n/m = not meaningful.

CREDIT SUISSE

February 4, 2016 50

Global Markets Sales and Trading

Equity sales and trading net revenues in USD mn



Equity underwriting
Equity sales and trading
905
70
835
767
55
712
709
106
603
4Q14
3Q15
4Q15



3,553
315
3,238
3,198
297
2,901
2014
2015

Compared to 4Q14

- Completed restructuring of equities franchise; well-positioned with clients to capture upside in 2016
- Lower cash equity revenues primarily reflecting difficult macro environment in Latin America
- Prime services revenues were resilient highlighting continued progress on our client portfolio optimization; return on assets (RoA) improved significantly despite material leverage exposure reduction
- Lower derivatives results as lower revenues in our corporates business offset higher results in fund-linked products

Fixed income sales and trading net revenues in USD mn



Debt underwriting
Fixed Income sales and trading
964
159
805
982
159
823
473
176
297
4Q14
3Q15
4Q15



6,094
902
5,192
4,733
730
4,003
2014
2015

Compared to 4Q14

- Significant widening of US high yield spreads, comparable to peak-2011 levels, resulted in subdued client activity and reduced liquidity across yield products
- Significantly lower credit results reflecting mark-to-market losses, particularly in US distressed high yield assets exacerbated by energy sell-off
- Weak securitized products trading results reflecting mark-to-market losses in collateralized loan obligations (CLO), private label commercial mortgage-backed securities (CMBS) and agency trading
- Higher macro revenues given higher client activity in our US rates business

CREDIT SUISSE
February 4, 2016 51

Credit-related trading inventory

Significant mark-to-market losses in Global Markets and IBCM

4Q15 % of mark-to-market losses by product



23%
Securitized Products
Corporate Bank[2]
21%
14%
Private label
9%
Agency
Leveraged Finance Underwriting[1]
17%
Par
6%
33%
Distressed
56%
Credit

Leveraged finance capital markets portfolio

4Q15 inventory by sector



Oil & gas
All other[3]
3%
28%
USD 11.7 bn
13%
56%
Chemicals
Computers & Electronics

Inventory by rating as of Jan. 2016



B and below
38%
USD 10.1 bn
62%
BB

Global distressed portfolio

4Q15 inventory by sector



Energy
All other[4]
Media/ Telecom
7%
13%
39%
USD 2.9 bn
12%
Financials
10%
2%
8%
9%
Utilities
Metals & Minerals
Housing
Gaming/ Leisure

4Q15 Loans/Bonds rating



BB and above
Unrated
3%
B
28%
20%
USD 1.9 bn[5]
20%
CCC
28%
Distressed (CC and below)

US CLO secondary portfolio

4Q15 inventory by rating



AAA
15%
BB, B & Equity
40%
USD 0.8 bn
45%
AA, A, BBB

1 50% in Global Markets and 50% in IBCM. 2 55% in Global Markets and 45% in IBCM. 3 includes Consumer Products, Gaming & Hotel, Healthcare, Printing & Publishing, Retail, Services & Leasing, Cable, Telecom, Food & beverage, Financials
4 Includes Chemicals, Communications, Transportation, Real-Estate, IT, Retail, Industrials, Consumer, Automotives, Aerospace, Healthcare, Shipping, Education, Other. 5 Excludes equity positions of ~USD 1 bn.

CREDIT SUISSE
February 4, 2016 52

 Investment Banking & Capital Markets  SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center. Note: The above ‘new management structure’ only reflects significant organizational items, i.e. is not meant to be exhaustive. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 IBCM does not include related businesses from Switzerland or APAC.  IBCM2  Advisory  Debt & Equity Underwriting(Revenue split between IBCM and GM on the basis of joint ventures)  February 4, 2016  53  Credit Suisse Group results 2015 – Share of Investment Banking & Capital Markets  Adjusted pre-tax income1 composition  Leverage exposure  Risk-weighted assets  IBCM  IBCM    New management structure

Financial Overview – Investment Banking & Capital Markets

4Q15 was a challenging quarter as a result of volatile markets, with lower industry-wide underwriting activity and mark-to-market losses impacting performance

Investment Banking & Capital Markets in USD mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Profit-ability	**Net revenues**	**402**	**391**	**517**	**1,822**	**2,300**
	Provision for credit losses	**3**	**-**	**-**	**3**	**(2)**
	Total operating expenses	**902**	**346**	**376**	**2,171**	**1,747**
	o/w Goodwill impairment[1]	*384*	-	-	*384*	-
	o/w Restructuring expenses[1]	*22*	-	-	*22*	-
	o/w Major litigation expenses[1]	-	-	-	-	-
	Pre-tax income	**(503)**	**45**	**141**	**(353)**	**555**
	Pre-tax income excl. adjustment items[1]	*(97)*	*45*	*141*	*53*	*555*
	Adj. return on regulatory capital[2]	n/m	7%	27%	2%	26%
Capital	Risk-weighted assets in bn	18	18	14	18	14
	Leverage Exposure in bn	43	39	42	43	42

Compared to 4Q14

- Net revenues of USD 402 mn down 22% YoY on significantly lower debt underwriting revenues, partially offset by higher advisory revenues
- Operating expenses of USD 902 mn up 140% YoY, driven by USD 384 mn of goodwill impairment charges
  - The goodwill impairment reflects IBCM's share of the Group's goodwill impairment
- Risk-weighted assets of USD 18 bn up USD 4 bn YoY driven by increases in Investment Grade and Non-Investment Grade underwriting commitments
- Leverage exposure of USD 43 bn was up USD 1 bn YoY

Compared to 2014

- Net revenue declined by 21% on lower debt and equity underwriting revenues, partially offset by higher advisory revenues

IBCM = Investment Banking & Capital Markets. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; for 4Q14 and 2014 spot values for RWA and leverage exposure have been applied; assumes tax rate of 30% for all periods. n/m = not meaningful.

CREDIT SUISSE February 4, 2016 54

 Investment Banking & Capital Markets: Revenues development      Debt underwriting revenues in USD mn  4Q15 revenues up 57% QoQ and 29% YoY, reflecting increased M&A completions 2015 revenues up 15% YoYAdvisory revenues increased to 23% of IBCM gross revenue from 16% in 20144Q15 and 2015 announced M&A volumes up 128% and 99% YoY, respectively (industry volumes up 72% and 37%)1  Advisory revenues in USD mn  Equity underwriting revenues in USD mn      4Q15 revenues up 89% QoQ but down 33% YoYRebound in equity underwriting revenues driven by strength in follow-ons: #2 in 4Q151 2015 revenues down 27% YoY      4Q15 revenues down 28% QoQ and 22% YoYResults impacted by USD 43 mn2 mark-downs in our commitment portfolio and reduced underwriting activity amid significant market volatility2015 revenues down 24% YoY  February 4, 2016  55  IBCM = Investment Banking & Capital Markets.1 Dealogic; includes Americas and EMEA ex-Switzerland only. 2 Total mark-to-market losses on leveraged finance underwriting commitments are USD 86 mn, split 50/50 across IBCM and Global Markets.

Debt underwriting portfolio

Single B vs. double B underwriting exposure in USD bn



BB+, BB, & BB-
B+, B, & B-
7.2
5.6
1.6
2014
11.7
5.2
6.5
2015

Energy exposure – year-end 2015 as % of underwriting commitments[1]



Single B and double B portfolio
Index: 7.2%[1]
Energy
3.0%
Investment Grade portfolio
Energy
8.6%

Investment Grade underwriting exposure in USD bn



148%
5.8
14.4
2014
2015

- Mark-to-market losses of our underwriting commitments amounted to USD 86 mn in 4Q15, less than 1% of total non-investment grade commitments
- At year end, residual portfolio flex was well-above market clearing levels, particularly for BB

Note: Reflects overall underwriting commitments portfolio pre-JV between GM and IBCM. 1 Weighted average of the energy sector within Credit Suisse leveraged loan and high yield indices.

CREDIT SUISSE
February 4, 2016 56

Strategic Resolution Unit

New management structure

Strategic Resolution Unit[2]

- Former PB&WM NSU: Restructuring of selected onshore businesses / branches
- Former PB&WM NSU: Legacy cross-border businesses
- US private banking business
- Former PB&WM NSU: Restructuring of former Asset Management businesses
- Former IB NSU: Legacy Fixed Income portfolio, litigation provisions and funding costs
- New additions from: Macro, Credit, Securitized Products, Emerging Markets, Prime Services, Equity Derivatives
- Legacy Funding costs
- Non-controlling interests without a significant economic interest previously excluded from Core Results

Credit Suisse Group results 2015 – Share of Strategic Resolution Unit

Adjusted pre-tax income[1] composition



SUB
1.6
APAC
1.1
GM
1.1
IWM
1.0
IBCM
0.0
CC
(0.7)
SRU
(2.1)

Risk-weighted assets



SRU
21%

Leverage exposure



SRU
14%

SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.
Note: The above 'new management structure' only reflects significant organizational items, i.e. is not meant to be exhaustive. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Within the Strategic Resolution Unit, real estate sales and provisions will be assigned to the appropriate underlying business.

CREDIT SUISSE
February 4, 2016 57

Financial Overview – Strategic Resolution Unit

Strategic Resolution Unit created as an independent segment to immediately right size the core businesses from a capital perspective and enable effective reduction of assets

Strategic Resolution Unit in CHF mn unless otherwise specified

		4Q15	3Q15	4Q14	2015	2014
Profit-ability	**Net revenues**	**21**	**(10)**	**(47)**	**413**	**1,168**
	o/w Legacy funding	*(73)*	*(61)*	*(56)*	*(256)*	*(219)*
	o/w All other funding	*(86)*	*(106)*	*(109)*	*(395)*	*(393)*
	Provision for credit losses	**93**	**21**	**20**	**132**	**33**
	Total operating expenses	**1,050**	**609**	**1,024**	**2,791**	**4,708**
	o/w Restructuring expenses[1]	*153*	-	-	*153*	-
	o/w Major litigation expenses[1]	*255*	*26*	*383*	*291*	*2,325*
	Pre-tax income	**(1,122)**	**(640)**	**(1,091)**	**(2,510)**	**(3,573)**
Capital	Risk-weighted assets in CHF bn	62	62	65	62	65
	Leverage exposure in CHF bn	138	156	219	138	219

Compared to 4Q14

- Pre-tax loss of CHF (1,122) mn impacted by restructuring expenses, litigation expenses and expenses relating to US cross-border matters
- RWA and leverage exposure down as a result of mitigation initiatives including portfolio sales, clearing and compression, and sale of cash positions

Compared to 2014

- Year-on-year improvement to pre-tax loss due to lower litigation charges, partially offset by lower revenues from non-controlling interests without significant economic interest

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE

February 4, 2016 58

SRU inventory composition

SRU composition	
	▪ SRU portfolio includes: — **Former non-strategic units** — **Investment Banking exit businesses**: European government bonds, swaptions, and market making in periphery EMEA emerging markets — **Investment Banking resize exposures**: Additional macro products, flow credit derivatives, and selective transfers from securitized products, emerging markets, structured credit, and equity derivatives — **PB exit businesses**: US Private banking businesses, select Western European private banking onshore businesses and Asset Management positions ▪ Former IB businesses incl. IB NSU, represent the majority of SRU RWA and leverage ▪ Refinements to the portfolio post- Investor Day 2015 have resulted in additional transfers from Global Markets and IWM[1] ▪ Allocation of operational risk RWA to SRU establishes clear alignment of operational risk with underlying activities

4Q15 Basel 3 RWA in CHF bn



Market Risk
6%
Former IB NSU²
10%
Former PB&WM NSU²
6%
Ops Risk
31%
62
37%
Fixed Income
4%
6%
PB&WM
Equities

4Q15 Leverage exposure in CHF bn



PB&WM
Equities
8%
10%
24%
Former IB NSU
138
3%
Former PB&WM NSU
56%
Fixed Income

PB&WM = former Private Banking & Wealth Management. IB = former Investment Banking. NSU = non-strategic unit. IWM = International Wealth Management. 1 3Q15 RWA and leverage exposure increased by CHF 2 bn and CHF 10 bn respectively vs. Oct. 21, 2015 Investor Day estimates. 2 Former NSUs shown exclusive of market and operational risk RWA.

CREDIT SUISSE February 4, 2016 59

     4Q15 Net revenues in CHF mn    2015 Net revenues in CHF mn    Former NSUs  IB Transfers  PB&WM Transfers  SRU  Former NSUs  IB Transfers  PB&WM Transfers  SRU  Former NSUs  IB Transfers  PB&WM Transfers  SRU  Former NSUs  IB Transfers  PB&WM Transfers  SRU  SRU pre-tax income composition  2015 performance reflects significant losses on both the IB and PB transfers    (666)  PTI  (1,122)  (1,867)  (2,510)  PB&WM = former Private Banking & Wealth Management. IB = former Investment Banking. NSU = former non-strategic unit. 1 Operating expenses include provision for credit losses on this slide.  20  (116)  (51)  + 188  (535)  + 20  + 928  413    o/w PB US  1,332  + 518  + 1,072  2,923  4Q15 Operating expenses1 in CHF mn  2015 Operating expenses1 in CHF mn  550  + 155  + 438  1,143  February 4, 2016  60  21

Strategic Resolution Unit established to facilitate rapid wind-down and reduce drag on overall Group performance

- Identify and execute broad range of mitigation solutions to accelerate wind-down of RWA and leverage exposure to meet the ~70% reduction targets by year-end 2018
- Reduce PTI drag on Group results from CHF 2.5 bn in 2015 to CHF 850 mn by the end of 2018 through exit of businesses, infrastructure rationalization and the roll off of legacy drag items (e.g. legacy funding, and costs to meet requirements related to the settlements with US authorities regarding US cross-border matters)

Profitability

Pre-tax income in CHF bn



2014
2015
Remaining PTI drag in 2018 (ex litigation)
(3.6)
(2.5)
~ (0.85)

of which litigation in CHF bn



2014
2015
(2.5)
(0.4)

Capital

RWA in CHF bn



Credit and market risk
Operational risk
~70% reduction
(excl. ops risk)
65
62
45
37
32
46
43
19
19
2014
2015
2016
2017
Ambition 2018

Leverage exposure in CHF bn



67% reduction
219
138
92
61
45
2014
2015
2016
2017
Ambition 2018

Exit Strategy

- Announced transfer of PB USA to Wells Fargo, complete execution through early 2016
- Finalize restructuring of Asset Management business and repositioning of Western European branches
- Execute broad range of solutions across the bilateral and cleared derivatives portfolios, such as portfolio sales, novations, unwinds, restructurings as well as clearing and compression initiatives
- For non-derivatives portfolios (real estate, loans, funds), execute sales, unwinds and restructurings
- Residual portfolios expected to represent positions with considerable exit constraints and tail portfolios; actively manage to minimize the financial drag on Group results
- FINMA approval required for any operational risk RWA reduction

CREDIT SUISSE February 4, 2016 61

Significant pre-tax loss reductions by 2018

- By year-end 2018 PTI drag projected to reduce to ~CHF (850) mn as a result of the projected savings arising from accelerated exit of portfolios and businesses, lower expenses from exit businesses, and US cross border matter costs
- Downward pressure on 2016 PTI, as a result of loss in revenue and increased exit costs, following the transfer of positions into the SRU

Illustrative pre-tax income progression in CHF mn



2014 pre-tax loss
2015 pre-tax loss
Funding costs
Services costs
Direct costs
Exit costs
Revenues
Remaining pre-tax drag in 2018
(1,038)
litigation (2,535)
(2,096)
litigation (414)
~450
~400
~1,400
~ (50)
~ (1,000)
~ (850)
Pre-tax income ex. litigation
Litigation expenses

Funding costs projected to decrease by 2018 from the wind-down of legacy non-Basel 3 compliant capital and debt instruments, and overall reduction to asset related funding requirements

The majority of cost savings expected to roll-off by year-end 2018

Direct costs expected to decline, as a result of downsized headcount, and reduced US cross border matter costs

Exit costs projected to rise in 2016 before declining back to 2015 level by year-end2018

Primarily from loss of revenues from exit businesses (e.g. PB US, Macro)

Includes residual costs of ~ 700 - 900 mn:
- ~100 mn exit costs
- ~200 mn funding costs
- ~200 mn of service costs
- ~300 mn of direct cost

Excludes litigation costs as currently not known

CREDIT SUISSE
February 4, 2016 62

 Group Overview  February 4, 2016  63

     February 4, 2016  64    Variable compensation in CHF bn  Unrecognized variable compensation in CHF bn  26% reduction  While we have reduced the awarded variable incentive compensation over the past years, this has not yet been visible in the income statement, but reduced deferrals will…  …lead to a smaller portion being recognized in the income statements of upcoming periods.  Estimated unrecognized compensation expenses to be amortized in future periods1  1 Represent mark-to-market adjustments in 2015 not included as unrecognized expense at the end of 2014.   3.8  4.1  4.0  Variable incentive compensation expensed (in respective years)  2.3    Unrestricted    Deferred from prior periods  1.7  Deferral rates  3.6  3.3  2.9  Variable incentive compensation awarded (in respective years)    Unrestricted    Deferred into future periods  56%  48%  41%  1.7  1.2  1.2  1  1.9  2.3  (0.1)  1.5  0.6  0.2  Variable compensation reduced in line with lower performance;decreased deferrals in upcoming periods

Stable overall RWA during 2015; significant leverage reduction

Group Basel 3 RWA 2015 in CHF bn


284
4Q14
+8
Business
impact and
other
(4)
FX
impact
+2
Methodology
& policy[1]
290
4Q15

Group Basel 3 RWA 4Q15 in CHF bn


285
3Q15
+10
Business
impact and
other
+1
FX
impact
(6)
Methodology
& policy[1]
290
4Q15

Group leverage exposure 2015 in CHF bn


1,150
4Q14
(140)
Business
impact and
other
SUB +1
IWM +16
APAC (35)
GM (91)
IBCM +2
SRU (76)
CC +43
(22)
FX
impact
988
4Q15

Group leverage exposure 4Q15 in CHF bn


1,045
3Q15
(62)
Business
impact and
other
SUB +3
IWM +7
APAC (2)
GM (36)
IBCM +6
SRU (18)
CC (22)
+5
FX
impact
988
4Q15

Note: All values shown as of the end of the respective period and on a "look-through" basis.
SUB = Swiss Universal Bank. IWM = Int'l Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center 1 Methodology & policy reflects major external methodology changes only; business impact and other includes internally driven methodology and policy impact.

CREDIT SUISSE
February 4, 2016 65

   1 Net of fees and taxes and including relating threshold impact for deferred tax assets. 2 Represents the cash component of a dividend accrual, including relating threshold impact for deferred tax assets. Includes the assumption that 60% of the dividend is distributed in shares.   Operating free capital and CET1 capital developments  February 4, 2016  66      CET 1 capital  CET 1 capital  Capital raise1  Cash dividends accrued2  Increase in CET 1 capital + 4.3  FX  2014  2015  Pre-tax income  Reg. reversal Goodwill impairment  Reg. reversal own credit  CET 1 relevant taxes  Swiss pension & other  Operating Free Capital Used (0.5)  2015 Operating free capital development in CHF bn  CET1 ratio  10.1%  2.5%  CET1 lev.  CET1 ratio  11.4%  3.3%  CET1 lev.        CET 1 capital  CET 1 capital  Capital raise1  Cash dividends accrued2  Increase in CET 1 capital+ 3.9  FX  3Q15  4Q15  Pre-tax income  Reg. reversal Goodwill impairment  Reg. reversal own credit  CET 1 relevant taxes  Swiss pension & other  Operating Free Capital Used (2.4)  CET1 ratio  10.2%  2.8%  CET1 lev.  CET1 ratio  11.4%  3.3%  CET1 lev.  4Q15 Operating free capital development in CHF bn

Proposed new TBTF capital requirements for internationally operating SIBs in Switzerland – Credit Suisse to continue build-up of gone concern capital

Capital adequacy ratios, look-through



Leverage ratio[1]
Bail-in instruments
(incl. low-trigger Tier 2)
High-trigger AT1
(incl. high-trigger Tier 2 and low-trigger Tier 1)
CET1
6.7%
1.9%
1.5%
3.3%
10.0%
5.0%
1.5%
3.5%
Credit Suisse end 4Q15[3]
Requirements by 1.1.2020
Capital ratio[2]
22.8%
6.6%
4.9%
11.3%
28.6%
14.3%
4.3%
10.0%
Credit Suisse end 4Q15[4]
Requirements by 1.1.2020
Gone concern
Going concern

Gone concern

- To include **senior unsecured HoldCo** instruments
- **Low-trigger Tier 2** expected to qualify as gone concern capital immediately and also post 2019
  Grandfathering proposal would alternatively allow **low-trigger Tier 2** capital instruments to be recognized as going concern capital until their first call date or by end-2019 (whichever is first)
- Leverage ratio requirement is expected to be the binding constraint for the time being with a look-through[3,5] gone concern shortfall of ~CHF 30 bn
- Estimated gone concern 2020 leverage requirement to be ~CHF 50 to 60 bn[6]

Going concern

- To include **CET1**
- To include **high-trigger Tier 1** capital instruments
- Grandfathering proposal:
  - **high-trigger Tier 2** capital instruments to be recognized as going concern capital until their first call date or by end 2019 (whichever is first)
  - **low-trigger Tier 1** capital instruments to be recognized as going concern capital until their first call date (even if date is beyond 2019)

TBTF = Too Big to Fail. SIBs = Systemically important banks. CET1 = Common Equity Tier 1. AT1 = Additional Tier 1. 1 In percentage of leverage exposure. 2 In percentage of risk-weighted assets (RWA). 3 Based on year-end 2015 look-through Swiss leverage exposure of CHF 988 bn. 4 Based on year-end 2015 look-through Swiss RWA of CHF 291 bn. 5 Including CHF 15.0 bn of senior unsecured HoldCo debt and CHF 4.1 bn of low-trigger Tier 2 capital instruments. 6 Based on 5% gone concern leverage ratio requirement and end-2018 leverage exposure target of CHF 1,000 bn. Note: On December 22, 2015, the Swiss Federal Council published the planned ordinance amendments to the Swiss TBTF regime, which will be phased in by the end of 2019. It is expected that draft ordinances implementing this new framework into Swiss law will be approved by the Swiss Federal Council in 2Q16 and implemented shortly thereafter. Note: going concern adequacy ratios dependent on size (leverage ratio exposure) and market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA.

CREDIT SUISSE
February 4, 2016 67

 Appendix  February 4, 2016  68

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items Core results, SRU and CS Group

	Core Results					SRU					Credit Suisse Group				
in CHF mn	4Q15	3Q15	4Q14	FY15	FY14	4Q15	3Q15	4Q14	FY15	FY14	4Q15	3Q15	4Q14	FY15	FY14
Pre-tax income / (loss) reported	**(5,319)**	**1,492**	**1,983**	**88**	**7,200**	**(1,122)**	**(640)**	**(1,091)**	**(2,510)**	**(3,573)**	**(6,441)**	**852**	**892**	**(2,422)**	**3,627**
FVoD	697	(623)	(297)	(298)	(543)	-	-	-	-	-	697	(623)	(297)	(298)	(543)
Real estate gains	(72)	-	(414)	(95)	(414)	-	-	-	-	-	(72)	-	(414)	(95)	(414)
Gains on business sales	(34)	-	(101)	(34)	(101)	-	-	-	-	-	(34)	-	(101)	(34)	(101)
Adjustments to net revenues	591	(623)	(812)	(427)	(1,058)	-	-	-	-	-	591	(623)	(812)	(427)	(1,058)
Goodwill impairment	3,797	-	-	3,797	-	-	-	-	-	-	3,797	-	-	3,797	-
Restructuring expenses	202	-	-	202	-	153	-	-	153	-	355	-	-	355	-
Major litigation provisions	309	177	10	530	111	255	26	383	291	2,325	564	203	393	821	2,436
Adjustments to total operating expenses	4,308	177	10	4,529	111	408	26	383	444	2,325	4,716	203	393	4,973	2,436
Adjustments to pre-tax income	4,899	(446)	(802)	4,102	(947)	408	26	383	444	2,325	5,307	(420)	(419)	4,546	1,378
Adjusted pre-tax income / (loss)	**(420)**	**1,046**	**1,181**	**4,190**	**6,253**	**(714)**	**(614)**	**(708)**	**(2,066)**	**(1,248)**	**(1,134)**	**432**	**473**	**2,124**	**5,005**

Gains on business sales in the Swiss Universal Bank reflect sales of stakes in Euroclear of CHF 34 mn and CHF 46 mn in 4Q15/2015 and 4Q14/2014, respectively, and gains from the sale of the affluent business in Italy of CHF 55 mn in 4Q14 and 2014.

CREDIT SUISSE February 4, 2016 69

 Reconciliation of adjustment itemsSwiss Universal Bank        Pre-tax income reported 367 394 707 1,659 1,976 166 201 539 869 1,228 201 193 168 790 748 FVoD - - - - - - - - - - - - - - - Real estate gains (72) - (414) (95) (414) (72) - (414) (95) (414) - - - - - Gains on business sales (23) - (24) (23) (24) (10) - (24) (10) (24) (13) - - (13) -Adjustments to net revenues (95) - (438) (118) (438) (82) - (438) (105) (438) (13) - - (13) - Goodwill impairment - - - - - - - - - - - - - - - Restructuring expenses 39 - - 39 - 32 - - 32 - 7 - - 7 - Major litigation provisions 25 - - 25 - 25 - - 25 - - - - - -Adjustments to total operating expenses 64 - - 64 - 57 - - 57 - 7 - - 7 -Adjustments to pre-tax income (31) - (438) (54) (438) (25) - (438) (48) (438) (6) - - (6) -Adjusted pre-tax income 336 394 269 1,605 1,538 141 201 101 821 790 195 193 168 784 748  4Q15  3Q15  4Q14  Swiss Universal Bank  in CHF mn  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  SUB – Private Banking  SUB – Corporate & Institutional Banking  February 4, 2016  70  Gains on business sales in the Swiss Universal Bank reflect sales of stakes in Euroclear of CHF 23 mn and CHF 24 mn in 4Q15/2015 and 4Q14/2014, respectively.

 Reconciliation of adjustment itemsInternational Wealth Management        Pre-tax income / (loss) reported (20) 192 423 709 1,212 (56) 151 250 526 795 36 41 173 183 417 FVoD - - - - - - - - - - - - - - - Real estate gains - - - - - - - - - - - - - - - Gains on business sales (11) - (77) (11) (77) (11) - (77) (11) (77) - - - - -Adjustments to net revenues (11) - (77) (11) (77) (11) - (77) (11) (77) - - - - - Goodwill impairment - - - - - - - - - - - - - - Restructuring expenses 33 - - 33 - 30 - - 30 - 3 - - 3 - Major litigation provisions 228 50 10 268 51 228 50 10 268 51 - - - - -Adjustments to total operating expenses 261 50 10 301 51 258 50 10 298 51 3 - - 3 -Adjustments to pre-tax income 250 50 (67) 290 (26) 247 50 (67) 287 (26) 3 - - 3 -Adjusted pre-tax income 230 242 356 999 1,186 191 201 183 813 769 39 41 173 186 417  4Q15  3Q15  4Q14  International Wealth Management  in CHF mn  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  IWM – Private Banking  IWM – Asset Management  February 4, 2016  71  Gains on business sales in the Swiss Universal Bank reflect sales of stakes in Euroclear of CHF 11 mn and CHF 22 mn in 4Q15/2015 and 4Q14/2014, respectively, and gains from the sale of the affluent business in Italy of CHF 55 mn in 4Q14 and 2014.

 Reconciliation of adjustment itemsAsia Pacific (CHF mn)        Pre-tax income / (loss) reported (617) 162 122 377 900 48 69 67 344 310 (665) 93 55 33 590 FVoD - - - - - - - - - - - - - - - Real estate gains - - - - - - - - - - - - - - - Gains on business sales - - - - - - - - - - - - - - -Adjustments to net revenues - - - - - - - - - - - - - - - Goodwill impairment 756 - - 756 - - - - - - 756 - - 756 Restructuring expenses 3 - - 3 - 1 - - 1 - 2 - - 2 - Major litigation provisions 6 - - 6 - 6 - - 6 - - - - - -Adjustments to total operating expenses 765 - - 765 - 7 - - 7 - 758 - - 758 -Adjustments to pre-tax income 765 - - 765 - 7 - - 7 - 758 - - 758 -Adjusted pre-tax income 148 162 122 1,142 900 55 69 67 351 310 93 93 55 791 590  4Q15  3Q15  4Q14  Asia Pacific  in CHF mn  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  APAC – Private Banking  APAC – Investment Banking  February 4, 2016  72

 Reconciliation of adjustment itemsAsia Pacific (USD mn)    Pre-tax income / (loss) reported (675) 98 59 65 646 FVoD - - - - - Real estate gains - - - - - Gains on business sales - - - - - Adjustments to net revenues - - - - - Goodwill impairment 765 - - 765 - Restructuring expenses 2 - - 2 - Major litigation provisions - - - - - Adjustments to total operating expenses 767 - - 767 -Adjustments to pre-tax income 767 - - 767 -Adjusted pre-tax income 92 98 59 832 646   in USD mn  APAC – Investment Banking  4Q15  3Q15  4Q14  FY15  FY14  February 4, 2016  73

 Reconciliation of adjustment itemsGlobal Markets / IBCM (CHF mn)      Pre-tax income / (loss) reported (3,474) 169 365 (1,944) 2,657 (497) 44 139 (353) 508 FVoD - - - - - - - - - - Real estate gains - - - - - - - - - - Gains on business sales - - - - - - - - - - Adjustments to net revenues - - - - - - - - - - Goodwill impairment 2,661 - - 2,661 - 380 - - 380 - Restructuring expenses 105 - - 105 - 22 - - 22 - Major litigation provisions 50 127 - 231 60 - - - - - Adjustments to total operating expenses 2,816 127 - 2,997 60 402 - - 402 - Adjustments to pre-tax income 2,816 127 - 2,997 60 402 - - 402 - Adjusted pre-tax income / (loss) (658) 296 365 1,053 2,717 (95) 44 139 49 508   4Q15  3Q15  4Q14  Global Markets  in CHF mn  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  Investment Banking & Capital Markets  February 4, 2016  74

 Reconciliation of adjustment itemsGlobal Markets / IBCM (USD mn)      Pre-tax income / (loss) reported (3,510) 172 375 (1,894) 2,922 (503) 45 141 (353) 555 FVoD - - - - - - - - - - Real estate gains - - - - - - - - - - Gains on business sales - - - - - - - - - - Adjustments to net revenues - - - - - - - - - - Goodwill impairment 2,690 - - 2,690 - 384 - - 384 - Restructuring expenses 105 - - 105 - 22 - - 22 - Major litigation provisions 51 132 - 240 63 - - - - - Adjustments to total operating expenses 2,846 132 - 3,035 63 406 - - 406 - Adjustments to pre-tax income 2,846 132 - 3,035 63 406 - - 406 - Adjusted pre-tax income / (loss) (664) 304 375 1,141 2,985 (97) 45 141 53 555   4Q15  3Q15  4Q14  Global Markets  in USD mn  FY15  FY14  4Q15  3Q15  4Q14  FY15  FY14  Investment Banking & Capital Markets  February 4, 2016  75

Overview of new divisions

Swiss Universal Bank

Private Banking
- UHNWI / HNWI / Affluent / Retail clients Switzerland
- External Asset Managers Switzerland
- BANK-Now
  Swisscard CH
  Neue Aargauer Bank
- MACS business Switzerland
- Sales & Trading Services CH[1]

Corp. & Inst. Banking
- Corporate & Institutional Banking Switzerland[2]
- Underwriting & Advisory business Switzerland

Int'l Wealth Management

Private Banking
- PB EMEA / Latam
- External Asset Managers EMEA / Latam
- Sales & Trading Services International[1]
- Corporate and Specialty Lending EMEA & Latam[2]

Asset Mgmt
- MACS business EMEA / Latam[3]
- Asset Management excl. MACS

Asia Pacific

Private Banking
- PB APAC
- External Asset Managers APAC
- MACS business APAC
- Corporate and Specialty Lending APAC[2]

Investment Banking
- Global Markets APAC
- Investment Banking & Capital Markets APAC

Global Markets[4, 5]
- Fixed Income Sales & Trading
- Equity Sales & Trading

IBCM[5]
- Advisory
- Debt & Equity Underwriting
  (Revenue split between IBCM and GM on the basis of joint ventures)

Strategic Resolution Unit[6]
- Former PB&WM NSU: Restructuring of selected onshore businesses / branches
- Former PB&WM NSU: Legacy cross-border businesses
- US private banking business
- Former PB&WM NSU: Restructuring of former Asset Management businesses
- Former IB NSU: Legacy Fixed Income portfolio, litigation provisions and funding costs
- New additions from: Macro, Credit, Securitized Products, Emerging Markets, Prime Services, Equity Derivatives
- Legacy Funding costs
- Non-controlling interests without a significant economic interest previously excluded from Core Results

Note: The above only reflects significant organizational items, i.e. is not meant to be exhaustive. 1 Sales & Trading Services based on relative usage of sub-divisions. 2 Corporate & Institutional Banking and Corporate and Specialty Lending based on originator view. 3 Third party business allocation to Asset Management. 4 Includes GM's share of the underwriting revenues, split between GM and IBCM on the basis of agreed joint ventures. 5 GM does not include related businesses from APAC; IBCM does not include related businesses from Switzerland or APAC. 6 Within the Strategic Resolution Unit, real estate sales and provisions will be assigned to the appropriate underlying business.
(U)HNWI = (Ultra) High Net Worth Individuals. MACS = Multi Asset Class Solutions. CH = Switzerland. PB = Private Banking. EMEA = Europe, Middle East & Africa. Latam = Latin America. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. PB&WM = Private Banking & Wealth Management. IB = Investment Banking. NSU = Non-strategic unit.

Former structure: Wealth Management Clients | Corporate & Institutional Clients | Asset Management | Investment Banking | Corporate Center | Other

CREDIT SUISSE February 4, 2016 76

 Core results by business activity 4Q15  February 4, 2016  77

 Core results by business activity 2015  February 4, 2016  78

Deconsolidation of card issuing business as of July 1, 2015 Impact on Swiss Universal Bank results

in CHF mn	Reported Swiss Universal Bank					Swisscard Impact[1]					Adjusted for Swisscard deconsolidation				
	4Q15	3Q15	4Q14	FY15	FY14	4Q15	3Q15	4Q14	FY15	FY14	4Q15	3Q15	4Q14	FY15	FY14
Net interest income	753	708	601	2,757	2,377			(10)	(18)	(36)	753	708	591	2,739	2,341
Recurring commissions & fees	373	372	412	1,569	1,671			(69)	(120)	(233)	373	372	343	1,449	1,438
Transaction-based revenues	262	251	301	1,155	1,271			0	(16)	(49)	262	251	302	1,139	1,222
Other revenues	82	(11)	395	82	402			-	-	-	82	(11)	395	82	402
Net revenues	**1,470**	**1,320**	**1,709**	**5,563**	**5,721**			**(78)**	**(153)**	**(318)**	**1,470**	**1,320**	**1,631**	**5,409**	**5,403**
Provision for credit losses	43	39	29	138	94			-	-	(5)	43	39	29	138	89
Total operating expenses	1,060	887	973	3,766	3,651			(61)	(128)	(239)	1,060	887	912	3,638	3,412
Pre-tax income	**367**	**394**	**707**	**1,659**	**1,976**			**(17)**	**(26)**	**(74)**	**367**	**394**	**690**	**1,633**	**1,902**

- The credit and charge card issuing business has been deconsolidated as of July 1, 2015[1] and transferred to the equity method investment, Swisscard AECS GmbH
- In the previous structure, the results of this business were reported within WMC as part of the Private Banking & Wealth Management division
- The tables above show how prior periods results for the Swiss Universal Bank would have been different ("Swisscard Impact") had the deconsolidation already been implemented on December 31, 2013
- The reduction in pre-tax income in the Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders

This pro-forma presentation of the impact of the deconsolidation of the issuing business on the restated pro forma historical results of SUB as if it had occurred on December 31, 2013 is presented for illustrative purposes only. Given that as of July 1, 2015 the business has been deconsolidated and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. These illustrative figures cannot be seen as being indicative of future trends or results 1 Proforma impact of the issuing business deconsolidation

CREDIT SUISSE
February 4, 2016 79

   Corporate Bank Oil and Gas net exposure   80  9.1  9.1  Other regions  North America  Of the USD 9.1 bn of net lending exposure to the Oil and Gas sector, 74% is unfunded  Refining (USD 0.7 bn): Benefitting from low oil prices and strong end product demand. Non-Investment Grade exposure (40% of Net Refining exposure) is predominately asset-based lending.  Oil and Gas net lending exposure1 in USD bn  1 Corporate Bank net exposure as of year end 2015 equals total committed loan exposure less single name CDS and structured hedges.  Oilfield Services (USD 1.1 bn): Oilfield Services revenues are closely tied to Exploration and Production spending.   Integrated (USD 1.3 bn): Large, investment grade counterparties with exposure to oil and gas, refining, midstream and chemicals.  Midstream (USD 2.7 bn): Pipelines, storage and gathering assets dependent on oil and gas production volumes. Less direct exposure to commodity prices.  Exploration & Production (USD 3.3 bn): 66% is Non-Investment Grade, of which 85% is reserve based lending. Reserve based lending is increased/decreased based on commodity prices and is typically re-determined twice a year.  February 4, 2016

 Redemptions in U.S. high yield funds  81    2015 Net flows of U.S. high yield funds in USD bn  2Q15 – 4Q15 redemption of ~USD 20 bn  Fund Source: Morningstar Note: Total Net Asset and Fund Flow calculated based on US HY fund data available in Morningstar as at Jan 27th, 2016.  February 4, 2016

Corporate Center expenses

Corporate Center expenses pre-allocation to divisions in CHF mn	2014	2015
Corporate Center compensation & benefits	3,030	3,020
Corporate Center other operating expenses	3,536	4,066
Corporate Center total operating expenses	**6,566**	**7,086**

Corporate Center expense pre-allocation breakdown in CHF bn



6.6
1.2
0.2
0.2
0.3
0.3
0.4
0.6
0.5
2.9
7.1
1.5
0.2
0.2
0.4
0.4
0.5
0.5
0.6
2.8
2014
2015
IT
Risk Division
Reg. Mgmt.
Finance
HR, Comms & Branding
CRES
Operations
General Counsel
Others ShS & CC[1]

Corporate Center 2015 expense allocations to divisions in CHF bn



7.1
1.5
1.0
0.8
2.1
0.3
0.6
0.8
CC pre allocations
SUB
IWM
APAC
GM
IBCM
SRU
CC post allocations

Note: On January 5, 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires the total change in the instrument-specific credit risk on fair value elected liabilities (also referred to as "own credit") to be presented separately in other comprehensive income when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. From the 1st of January 2016 onwards, Credit Suisse adopted the new treatment of such valuation movements as other comprehensive income. FASB = Financial Accounting Standards Board. 1 Others ShS and CC mainly include: Major Programs (Legal entity, IT simplification, etc), realignment and restructuring expenses. CRES = Corporate Real Estate Strategy. Others ShS & CC = Others Shared Services and Corporate Center. Reg. Mgmt. = Regional Management. SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.

CREDIT SUISSE

February 4, 2016 82

 Stable but reallocated RWAs;significant reduction in full year leverage  Note: All values shown as of the end of the respective period and on a “look-through” basis.PB&WM = Private Banking & Wealth Management (former structure). IB = Investment Banking (former structure). ShS / CC = Shared Services / Corporate Center (former structure). SUB = Swiss Universal Bank. IWM = Int’l Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center 1 Methodology & policy reflects major external methodology changes only.  83  February 4, 2016    3Q15  Group leverage exposure in CHF bn  4Q15  ~1,000  29%  10%  18%  36%  4%  4%  988  24%  10%  10%  32%  14%  6%  4%    3Q15                SUB  IWM   APAC   GM   IBCM   SRU   CC   Group Basel 3 RWA in CHF bn  4Q15  290  21%  11%  10%  25%  21%  6%  6%  2018  ~315  25%  16%  16%  27%  7%  10%                SUB  IWM   APAC   GM   IBCM   SRU   CC   IB 56%      2018

Currency mix & Group capital metrics

Credit Suisse Core results			Contribution			
CHF mn	2015	CHF	USD	EUR	GBP	Other
Net revenues	23'384	21%	51%	13%	2%	13%
Total expenses[1]	19'499	32%	36%	4%	13%	15%
Swiss Universal Bank						
Net revenues	5'563	68%	16%	10%	1%	4%
Total expenses[1]	3'904	83%	5%	2%	5%	5%
International Wealth Management						
Net revenues	4'394	18%	51%	21%	3%	7%
Total expenses[1]	3'685	49%	24%	11%	8%	7%
Asia Pacific						
Net revenues	3'839	0%	45%	2%	1%	52%
Total expenses[1]	2'706	5%	21%	1%	6%	67%
Global Markets						
Net revenues	7'391	1%	71%	19%	2%	7%
Total expenses[1]	6'674	3%	59%	4%	25%	9%
Investment Bank & Capital Markets						
Net revenues	1'752	1%	90%	5%	2%	2%
Total expenses[1]	1'725	3%	71%	3%	17%	6%

Sensitivity analysis on Core results[2]

Applying a +/- 10% movement on the average FX rates for 2015, the sensitivities are:

- USD/CHF impact on 2015 pre-tax income by CHF +516 / (516) mn
- EUR/CHF impact on 2015 pre-tax income by CHF +229 / (229) mn

Currency mix capital metric[3]

look-through



14%
8%
9%
11%
8%
6%
44%
45%
50%
USD
42%
38%
25%
CHF
CET1 capital[4]
Basel 3 Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening of the USD (vs. CHF) would have a **(2) bps impact** on the "look-through" **BIS CET1 ratio**

1 Total operating expenses and provisions for credit losses exclude impairment losses on goodwill of CHF (3,797) mn. 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.06 for the full year results. 3 Data based on December 2015 month-end currency mix and on a look-through basis. 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill).

CREDIT SUISSE February 4, 2016 84

Shareholders' equity and "look-through" CET1 capital breakdown

Reconciliation of shareholders' equity to "look-through" CET1 capital in CHF mn

	4Q15
Shareholders' equity	**44,382**
Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation)	**(459)**
Adjustments subject to phase-in	**(10,985)**
Non-threshold-based	**(9,675)**
Goodwill & Intangibles (net of Deferred Tax Liability)	(4,836)
Deferred tax assets that rely on future profitability (excl. temporary differences)	(3,155)
Defined benefit pension assets (net of Deferred Tax Liability)	(611)
Advanced internal ratings-based provision shortfall	(584)
Own Credit (Bonds, Struct. Notes, PAF, CCA, OTC Derivatives)	(463)
Own shares and cash flow hedges	(26)
Threshold-based	**(1,310)**
Deferred Tax Asset on timing differences	(1,310)
Total regulatory deductions and adjustments	**(11,444)**
"Look-through" Common Equity Tier 1 capital	**32,938**

1 Goodwill and intangibles including mortgage servicing rights, gross of Deferred Tax Liability
2 Includes CHF 2.1 bn of Corporate Center and Corporate Functions regulatory capital.
3 Regulatory capital calculated as the higher of 10% of RWA or 3.5% of leverage exposure

4Q15 Shareholders' equity breakdown in CHF bn



Goodwill and Intangibles[1]
Other Tangible equity[2] (not B3 effective)
SRU[3]
Investment Banking & Capital Markets[3]
Global Markets[3]
APAC[3]
International Wealth Management[3]
Swiss Universal Bank[3]
5.0
5.2
6.2
1.8
11.0
3.5
3.5
8.2
5.0
6.5
32.9
Total regulatory deductions and adjustments
"Look-through" Common Equity Tier 1 Capital
4Q15 Shareholders' equity in CHF bn

CREDIT SUISSE
February 4, 2016 85

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital  February 4, 2016  86

 February 4, 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: February 4, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer